UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MedImmune, Inc.
(Name of Subject Company)
MedImmune, Inc.
(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 per share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

584699102
(CUSIP Number of Class of Securities)

David M. Mott
Chief Executive Officer, President and Vice Chairman of the Board
One MedImmune Way
Gaithersburg, Maryland 20878
(301) 398-0000
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:
Frederick W. Kanner
Chang-Do Gong
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a) Name and Address.  The name of the subject company is MedImmune, Inc., a Delaware corporation (“MedImmune” or the “Company”). The address of the principal executive offices of the Company is One MedImmune Way, Gaithersburg, Maryland 20878, and the Company’s telephone number is (301) 398-0000.

(b) Securities.  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule”) relates is the common stock, par value $0.01 per share, of the Company (the “Common Stock”), including the associated rights to purchase Series B Junior Preferred Stock, par value $0.01 per share, of the Company (the “Rights”) issued pursuant to the rights agreement dated as of October 31, 1998, as amended, between the Company and American Stock Transfer & Trust Company, a New York banking corporation, as rights agent (such Common Stock, together with the associated Rights, the “Shares”). As of the close of business on April 30, 2007, there were 238,141,500 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person

(a) Name and Address.  The filing person is the subject Company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.

(b) Tender Offer.  This Schedule relates to a tender offer by AstraZeneca Biopharmaceuticals Inc., a Delaware corporation (“Offeror”), disclosed in a Tender Offer Statement on Schedule TO, dated May 3, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $58.00 per Share (the “Offer Price”), net to the seller in cash (subject to applicable withholding tax), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The consideration offered per Share, together with all the terms and conditions of the Offeror’s tender offer, as set forth in the Offer to Purchase and the Letter of Transmittal, as they may be amended from time to time, is referred to in this Schedule as the “Offer.” Offeror is an indirect wholly-owned subsidiary of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“Parent” or “AstraZeneca”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 22, 2007, as such may be amended from time to time (the “Merger Agreement”), among Parent, Offeror and the Company. Offeror’s obligation to purchase Shares tendered in the Offer is subject to the valid tender of Shares, considered together with all other Common Stock (if any) beneficially owned by Parent and its Affiliates (as defined in the Merger Agreement), representing more than 50% of the outstanding Shares on a “fully-diluted basis,” as defined in the Merger Agreement (the “Minimum Condition”). The Merger Agreement provides, among other things, for the making of the Offer and further provides that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share (other than Shares owned by Parent, the Company or any of their respective subsidiaries and Shares held by stockholders who are entitled to and who have properly demanded and perfected appraisal rights under the DGCL) that is not tendered pursuant to the Offer will be converted into the right to receive cash in the amount equal to the Offer Price and all Shares will cease to be outstanding, will automatically be cancelled and will cease to exist. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date for the Offer is 12:00 Midnight, New York City time, on Thursday, May 31, 2007, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

As set forth in the Schedule TO, the address of the principal executive office of Parent is 15 Stanhope Gate, London, W1K 1LN England, and the address of the principal executive office of Offeror is 1800 Concord Pike, P.O. Box 15437, Wilmington, Delaware 19850.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Conflicts of Interest

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Offeror’s right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the “Company Board”) other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

(a)	The Subject Company, its Executive Officers, Directors or Affiliates

The following is a discussion of all known material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

Interests of Certain Persons

Certain members of management and the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company under employment agreements between the Company and each of its executive officers and other key employees. In addition, in exchange for the agreement of each executive officer who is a party to the Tier I Agreements and Tier II Agreements (each as defined below) to terminate his or her agreement upon completion of the Merger, the Company will pay to such executives an amount equal to the amount that would be payable under such agreements in the case of a termination for Good Reason following a Change in Control (as such terms are defined in such agreements). The executive officers will also be indemnified by the Company for any tax under Section 409A of the Internal Revenue Code of 1986 (the “Code”) applicable as a result of the termination of their agreements.

Employment Agreements

Each of David M. Mott, James F. Young, Ph.D., and Wayne T. Hockmeyer, Ph.D, (the “Tier I Executives”) is a party to employment agreements with the Company (the “Tier I Agreements”), under which all of such Tier I Executives’ stock options vest and become exercisable upon a change in control. In addition, if a Tier I Executive’s employment is terminated during the 36 months following a change in control, either by the Company without “cause” or by the Tier I Executive for “good reason” (each as defined in the Tier I Agreements), the Tier I Executive is entitled to the following benefits: (i) the right to receive the pro-rata portion of unpaid base salary, payment of accrued but unpaid rights under any employee benefit plan or program in which the Tier I Executive participates and reimbursement for expenses; (ii) a severance payment of a cash lump sum equal to the sum of the Tier I Executive’s semi-monthly base salary and the Pro-Rata Bonus Amount (as defined in the Tier I Agreements) multiplied by 72 but discounted to present value; (iii) the continuation of medical benefits coverage for a period of 36 months from the date of termination; and (iv) retention of the right to exercise any options upon termination until the earlier of 36 months following the date of termination or the expiration of the original full term of each such option. Dr. Hockmeyer is entitled to lifetime medical coverage that continues after a change in control of the Company. The Tier I Agreements also provide that if any amounts paid or payable thereunder to a Tier I Executive trigger an excise tax under Section 4999 of the Code, as a result of such Tier I Executive’s receipt of a “parachute payment” in accordance with Section 280G of the Code, then the Tier I Executive will be entitled to receive a “gross-up” payment based on such excise tax amount, and any interest and penalties incurred in connection therewith. The consummation of the Offer and the Merger each constitute a change in control under the Tier I Agreements. Also, in connection with the entry into the Merger Agreement, Parent agreed to cause the Company to pay to each Tier I Executive an amount equal to the amount that would be payable to him under his Tier I Agreement in the case of a termination for good cause following a change of control. The form of Tier I Agreement applicable to Mr. Mott and Dr. Young is filed as Exhibit (e)(2)(a) to this Schedule, and is incorporated herein by reference in its entirety. A copy of Dr. Hockmeyer’s Tier I Agreement to is filed as Exhibit (e)(2)(b) to this Schedule and is incorporated herein by reference in its entirety.

Each of Edward M. Connor, Edward T. Mathers, Benardus N. Machielse, Lota S. Zoth, William Bertrand, Jr., Peter S. Greenleaf, Sidney Mazel, Pamela J. Lupien, Linda Peters, Peter Kiener, Gail Folena-Wasserman, R. Michael Smullen, Christine A. Dingivan and Frank J. Malinoski (the “Tier II Employees”) is a party to employment agreements with the Company (the “Tier II Agreements”). If a Tier II Employee is terminated by the Company without “cause,” or if the Tier II Employee resigns for “good reason” (each as defined in the Tier II Agreements), during the 24 months following a change in control, the Tier II Employee is entitled to the following benefits: (i) the right to receive the pro-rata portion of unpaid base salary, payment of accrued but unpaid rights under any employee benefit plan or program in which the Tier II Employee participates and reimbursement for expenses; (ii) a severance payment in the form of a cash lump sum equal to the sum of the executive’s semi-monthly base salary and the Pro-Rata Amount (as defined in the Tier II Agreements) multiplied by 48 but discounted to present value; (iii) the continuation of the medical benefits coverage for a period of 24 months from the date of termination; and (iv) all options to purchase shares of Company stock that are not vested and exercisable immediately vest and become exercisable. The Tier II Agreements also provide that if any amounts paid or payable thereunder to an executive trigger an excise tax under Section 4999 of the Code, as a result of such executive’s receipt of a “parachute payment” in accordance with Section 280G of the Code, then the executive will be entitled to receive a “gross-up” payment based on such excise tax amount, and any interest and penalties incurred in connection therewith. The consummation of the Offer and the Merger each constitute a change in control under the Tier II Agreements. Also, in connection with the entry into the Merger Agreement, Parent agreed to cause the Company to pay to each Tier II Employee an amount equal to the amount that would be payable to him or her under his or her Tier II Agreement in the case of a termination for good cause following a change of control. The form of Tier II Agreement is filed as Exhibit (e)(2)(c) to this Schedule and is incorporated herein by reference in its entirety.

Acceleration of Options

Pursuant to the Merger Agreement, all unexercised options to purchase Shares granted under any stock option plan of the Company (an “Option”) that are outstanding immediately prior to the consummation of the Merger, whether vested or unvested, will vest in full and be cancelled promptly after the consummation of the Merger. In exchange for such cancellation, option holders will receive, with respect to each Option, a cash payment (less any applicable withholding taxes and without interest) equal to the product of (i) the number of shares subject to such Option and (ii) the excess of the merger consideration over the applicable exercise price per share of such Option.

Additional Employee Arrangements

At the request of Parent, and in conjunction with the execution of the Merger Agreement, each of Mr. Mott and Dr. Young entered into a retention term sheet (the “Retention Term Sheet(s)”) to continue their employment with the Company for a one year period following the termination of their existing employment agreements with the Company (discussed in further detail under the heading Employment Agreements under subsection (a) of this Item 3), subject to and effective upon the closing of the Merger. Pursuant to the terms of the Retention Term Sheets, each of Mr. Mott and Dr. Young will continue to receive their current base salary and will be eligible to receive, in addition to their 2007 bonus, a subsequent annual bonus as determined by the Surviving Corporation’s board of directors. In addition, they will each be entitled to receive a retention award consistent with the Retention Incentive for senior employees. The severance benefit, which is triggered upon termination without “cause” (as defined in the form of Tier I Agreement) for each of Mr. Mott and Dr. Young, is the sum of one (1) year’s base salary and target bonus. Each of Mr. Mott and Dr. Young further agree, pursuant to their respective Retention Term Sheet, that they will be subject to the restrictive covenants as set forth in the form of Tier I Agreement annexed hereto as Exhibit (e)(2)(a) and incorporated by reference herein. The Retention Term Sheets of Mr. Mott and Dr. Young are Exhibit (e)(3)(a) and Exhibit (e)(3)(b) to this Schedule, respectively, and are incorporated herein by reference. Neither the closing of the Offer nor of the Merger was or is conditioned upon the entry of either Mr. Mott or Dr. Young into such Retention Term Sheets.

Pursuant to the Merger Agreement, Parent and Offeror have agreed to, following the Effective Time, cause the Surviving Corporation to take all actions necessary or advisable to implement a retention incentive program (the “Retention Program”) and a severance program (the “Severance Program”), as described below.

Under the Retention Program, the Surviving Corporation will pay an incremental bonus, in addition to its normal cash bonus arrangements, immediately following the first anniversary of the closing of the Merger to every person who was employed by MedImmune at the closing of the Merger and by the Surviving Corporation on such anniversary. The incremental bonus will be in an amount equal to 15% to 25% of the employee’s base salary, depending on the employee’s job level. For employees holding positions of senior vice president and above, eligibility for this bonus will be subject to customary restrictive covenants, including provisions relating to non-competition and non-solicitation of employees for the term of employment and 12 months thereafter. The Retention Program will be designed so that the aggregate amount of the bonuses payable to all employees under the program will not exceed $45 million.

Under the Severance Program, the Surviving Corporation will pay a severance benefit to every person who was employed by MedImmune on the date of closing of the Merger who is terminated by the Surviving Corporation without cause during the first 12 months following such date, in an amount equal to six to 12 months of the employee’s base salary, depending on the employee’s job level (excluding the executive officers who are currently party to employment agreements, as to whom individually negotiated arrangements are anticipated).

In connection with the approval by the Company Board of the Merger Agreement, the Offer and the Merger on April 22, 2007, the Compensation and Stock Committee of the Company Board (composed solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of foregoing arrangements as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

The table below sets forth the amounts payable upon consummation of the Merger to the Named Executive Officers, and all other executive officers as a group, pursuant to the cash-out of stock options, the settlement of employment agreements and the payment of bonuses and retention incentives.

			Received Pursuant to Settlement
	Cash-Out of Stock Options(1)		of Employment Agreements(2)
	Previously
	Vested	Accelerated	Cash	Other	Pro-Rata	Retention
Named Executive Officers	Options	Options	Severance	Benefits	Bonus(3)	Incentive(4)
	(in thousands)

David M. Mott	$98,250	$35,285	$5,798	$30	$497	$273
James F. Young, Ph.D.	$43,597	$11,406	$2,935	$30	$227	$156
Wayne T. Hockmeyer, Ph.D.	$42,906	$11,247	$2,621	$353	$163	$150
Edward M. Connor, M.D.	$14,748	$6,398	$1,350	$20	$125	$115
Lota S. Zoth, C.P.A.	$4,663	$4,426	$1,055	$20	$72	$99
All Other Executive Officers (13 Persons)	$38,972	$45,189	$10,884	$240	$874	$1,109

(1)	Pursuant to the Merger Agreement, all Company stock options outstanding will, at the time the Merger is consummated, become fully vested, and each stock option will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess of $58.00 over the applicable price per share of such stock option by (y) the number of shares of Common Stock subject to such stock option. Amounts shown reflect stock options vested as of April 22, 2007.

(2)	In exchange for the agreement of each holder of the Tier I Agreements and Tier II Agreements to terminate his or her agreement upon completion of the Merger, the Company will pay to the executives holding such employment agreements an amount equal to the amount that would be payable under such agreements in the case of a termination for good reason following a change in control (as such terms are defined in such agreements). The Tier I Agreements and Tier II Agreements also provide that the executives will be entitled to the following additional “gross-up” payment to offset the excise tax on the amounts received as a result of the Merger: Mr. Mott: $5.6 million, Dr. Young: $2.4 million, Dr. Hockmeyer: $2.3 million, Dr. Connor: none, Ms. Zoth: $1.0 million; and 12 other executive officers: $7.3 million. The Tier I Agreements and Tier II Agreements are described above. The executive officers will also be indemnified by the Company for any tax under Section 409A of the Code applicable as a result of the termination of their agreements.

(3)	The Merger Agreement provides any employee of the Company at the time of the Merger who is employed at December 31, 2007, or whose employment is terminated without cause prior to December 31, 2007, shall be entitled to a pro-rata bonus payment measured by the portion of 2007 prior to the date of the Merger and determined as if all performance targets had been met. Those pro-rata bonus amounts are shown under the heading “Pro-Rata Bonus” above. For the purpose of calculating the Pro-Rata Bonus, the date of the Merger is assumed to be June 15, 2007.

(4)	Amounts shown represent 25% of the executive officer’s current annual base salary. Such amount (or, if greater, an amount equal to 25% of his or her then current annual base salary) will be paid as a special bonus in the event the executive officer continues to be employed by the Company on the first anniversary of the Merger.

The table below sets forth the amounts payable upon consummation of the Merger to the Company’s Non-Employee Directors pursuant to the cash-out of such Directors’ stock options.

	Cash-Out of Stock Options(1)
	Previously
	Vested	Accelerated
Non-Employee Directors	Options	Options(2)
	(in thousands)

David Baltimore, Ph.D.	$1,248	$2,154
M. James Barrett, Ph.D.	$3,646	$2,155
James H. Cavanaugh, Ph.D.	$2,525	$2,155
Barbara Hackman Franklin	$3,543	$2,155
Robert H. Hotz	$—	$668
George M. Milne, Jr., Ph.D.	$744	$1,980
Elizabeth H.S. Wyatt	$2,698	$2,155

(1)	Pursuant to the Merger Agreement, each outstanding Company director stock option will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess of $58.00 over the applicable price per share of such stock option by (y) the number of shares of Common Stock subject to such stock option.

(2)	Upon the effectiveness of the Merger, all stock options granted pursuant to the Company’s 1993 Non-Employee Director Stock Option Plan and the Company’s 2003 Non-Employee Director Stock Option Plan will become fully vested according to the terms of those plans. Amounts shown reflect stock options vested as of April 22, 2007.

The foregoing summary is not intended to be complete and such description is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference, and the Form of Tier I Agreements, Dr. Hockmeyer’s Tier I Agreement, the Form of Tier II Agreements, and the Retention Term Sheets of Mr. Mott and Dr. Young, which have been filed as Exhibit (e)(2)(a), Exhibit (e)(2)(b), Exhibit (e)(2)(c), Exhibit (e)(3)(a) and Exhibit (e)(3)(b) to this Schedule and are incorporated herein by reference.

Indemnification of Executive Officers and Directors

The Merger Agreement contains provisions relating to the indemnification of and insurance for the Company’s and the Company’s subsidiaries’ directors, officers, trustees, employees, agents and fiduciaries. Under the terms of the Merger Agreement, and without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Company’s certificate of incorporation, the Company’s bylaws or the Merger Agreement or, if applicable, similar organizational documents or agreements of any of the Company’s subsidiaries, from and after the Effective Time, Parent and the Surviving Corporation will: (i) indemnify and hold harmless each person who is at the date of the execution of the Merger Agreement or during the period from the date thereof through the Effective Time serving as a director, officer, trustee, employee, agent, or fiduciary of the Company or Company Subsidiaries or as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law (as defined in the Merger Agreement), as now or hereafter in effect, in connection with any Claim (as defined in the Merger Agreement) and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA); and (ii) promptly pay on behalf of or, within 30 days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Expenses (as defined in the Merger Agreement) incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security; provided, however, that such advance will be conditioned upon the Surviving Corporation’s receipt of an undertaking by or on behalf of the Indemnified Party to repay such amount if it will ultimately be determined by final judgment of a court of competent jurisdiction that the Indemnified Party is not entitled to be indemnified pursuant to the Merger Agreement.

The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to the Merger Agreement will extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred thereunder will continue as to a person who continues to be or who has ceased to be a director, officer, trustee, employee, agent, or fiduciary of the Company or the Company subsidiaries after the date thereof and will inure to the benefit of such person’s heirs, executors and personal and legal representatives. Neither Parent nor the Surviving Corporation will settle, compromise or consent to the entry of any judgment in any actual or threatened claim, demand, Action (as defined in the Merger Agreement), suit, proceeding, inquiry or investigation in respect of which indemnification has been or could be sought by such Indemnified Party thereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such claim, demand, Action, suit, proceeding, inquiry or investigation or such Indemnified Party otherwise consents thereto. Any Indemnified Party wishing to claim indemnification under the Merger Agreement, upon learning of any claim, demand, Action, suit, proceeding, inquiry or investigation relating to any acts or omissions covered under the Merger Agreement will notify Parent and the Surviving Corporation thereof, provided, that the failure to so notify will not affect the obligations of the Company or Parent, as applicable, under the Merger Agreement, except to the extent such failure to notify materially prejudices Parent or the Surviving Corporation, as applicable.

Pursuant to the Merger Agreement, the parties agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of current or former directors, officers, trustees, employees, agents, or fiduciaries of the Company or its subsidiaries as provided in the Company’s certificate of incorporation and bylaws, or of the organizational documents of any Company subsidiary, as applicable, will be assumed by the Surviving Corporation in the Merger and will survive the Merger and continue in full force and effect in accordance with their terms.

For a period of six years following the Effective Time, the organizational documents of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in the organizational documents of the Company immediately prior to the Effective Time, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of the parties indemnified thereunder, unless such modification will be required by Law (as defined in the Merger Agreement) and then only to the minimum extent required by Law.

Directors’ and Officers’ Insurance

For a period of six years following the Effective Time, Parent has agreed to maintain, or cause the Surviving Corporation to maintain, a directors’ and officers’ “tail” insurance policy covering the persons who were covered by such policy as of April 22, 2007, for events that occur prior to the Effective Time, in an amount and on terms no less favorable than those currently applicable to such persons. However, neither Parent nor the Surviving Corporation are obligated to pay an annual premium in excess of 300% over the current annual premiums paid by the Company for such insurance. In the event that the Surviving Corporation would be required to expend more than 300% of the current annual premiums paid by the Company, the Surviving Corporation will obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 300% of the current annual premiums paid by the Company and will, and will cause the Surviving Corporation or its successors or assigns to, maintain such policies in full force and effect, and continue to honor all obligations thereunder.

If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation of the merger or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision will be made so that the successors and assigns of Parent or the surviving corporation of merger, as the case may be, assume the foregoing obligations.

The foregoing summary of the indemnification of executive officers and directors and Directors’ and Officers’ Insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)	The Offeror, its Executive Officers, Directors or Affiliates

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and Offeror or Parent relating to the Offer. Additional material agreements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

The Merger Agreement

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to the Schedule TO, are incorporated in this Schedule by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Offeror in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Offeror may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

The Confidentiality Agreements

The following summary of the Confidentiality Agreements does not purport to be complete and is qualified in its entirety by reference to the First Confidentiality Agreement and the Second Confidentiality Agreement, which have been filed as Exhibits (e)(4)(a) and (e)(4)(b) hereto, respectively, and are incorporated herein by reference.

In connection with the process leading to the execution of the Merger Agreement, the Company and Parent entered into a Confidentiality Agreement dated as of March 23, 2007 (the “First Confidentiality Agreement”). Pursuant to the First Confidentiality Agreement, as a condition to being furnished confidential information by the Company, Parent agreed, among other things, to use such confidential information solely for the purpose of evaluating a transaction between the Company and Parent and, for a period of two years from the date of the agreement, not to propose to the Company or any other person any transaction relating to the Company’s securities or security holders unless the Company so requested or to acquire, advise or encourage any other person in acquiring, directly or indirectly, control of the Company or beneficial ownership of one percent or more of any of the Company’s securities, businesses or assets. Parent also agreed not to employ or solicit for employment any Company employee, subject to certain exceptions, for a period of two years from the date of the agreement.

Following the execution of the Merger Agreement, Parent and the Company entered into a Confidentiality Agreement dated as of April 25, 2007 (the “Second Confidentiality Agreement”). Pursuant to the Second Confidentiality Agreement, as a condition to being furnished confidential information by Parent, Company agreed, among other things, to use such confidential information solely for the purpose of facilitating transition and to keep such information confidential. The Company also agreed not to employ or solicit for employment any Parent employee, subject to certain exceptions, for a period of two years from the date of the agreement.

Representation on the Company’s Board of Directors

The Merger Agreement provides that upon the first acceptance by Offeror of payment for any Shares tendered pursuant to the Offer (the “Acceptance Time”), and at all times thereafter, Parent will be entitled to designate a number of the Company’s directors, rounded to the next whole number, equal to the percentage of Shares beneficially owned by Parent, Offeror or any of their affiliates relative to the total number of outstanding Shares. Under the terms of the Merger Agreement, the Company will take all actions reasonably necessary to effect the election of said directors to the Company Board. The Company Board, upon Parent’s request following the Acceptance Time, and at all times thereafter, will cause the number of Parent’s designees (rounded up to the next whole number) to constitute the same percentage as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case, to the extent permitted by applicable Law and the Nasdaq Marketplace Rules. However, prior to the Effective Time, the Company Board will include at least two of the Company’s current directors (the “Continuing Directors”). In addition, after Parent’s designees are elected or appointed to the Company Board and until the Effective Time, approval by a majority of the Continuing Directors will be required to (i) amend or terminate the Merger Agreement on behalf of the Company; (ii) approve any extensions of time for the performance of any of the obligations or other acts of Parent or Offeror pursuant to the Merger Agreement; (iii) waive compliance with any covenant of Parent or Offeror or any condition to any obligation of the Company or any waiver of any right of the Company under the Merger Agreement; and (iv) any other consent or action by the Company or the Company Board with respect to the Merger Agreement, the Offer or the Merger or any transaction contemplated thereby or in connection therewith.

The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

(a)	Recommendation

The Company Board recommends that you accept the Offer and tender your Shares into the Offer. After careful consideration by the Company Board, including a thorough review of the Offer with its outside legal and financial advisors and the Company’s senior management, at a meeting held on April 22, 2007, the Company Board, among other things:

(i)	authorized the execution, delivery and performance of the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger;

(ii)	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders;

(iii)	approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, and in accordance with the DGCL; and

(iv)	is recommending that the Company’s stockholders accept the Offer, tender their Shares into the Offer, approve the Merger and adopt the Merger Agreement.

In particular, the Company Board believes that the Offer offers premium value to the Company’s stockholders on an accelerated timetable, and is likely to be completed. A letter to the Company’s stockholders communicating the Company Board’s recommendation is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

(b)	Background and Reasons for the Recommendation

Background

The Company Board has periodically reviewed the anticipated value inherent in MedImmune’s business plan, and from time to time the Company Board has evaluated various business opportunities in an effort to enhance stockholder value.

On March 7, 2007, the Company Board held a telephonic meeting, at which representatives from Dewey Ballantine LLP (“Dewey Ballantine”), MedImmune’s legal advisor, and Goldman, Sachs & Co. (“Goldman Sachs”), MedImmune’s financial advisor, were present. At the meeting, David M. Mott, MedImmune’s Chief Executive Officer, President and Vice Chairman, reviewed recent and prior expressions of interest by major pharmaceutical companies in acquiring MedImmune, as well as dissatisfaction by certain stockholders, and recommended that the Company Board consider authorizing management, with the assistance of Goldman Sachs, to initiate an information gathering process to determine whether there would be significant interest on the part of potential qualified strategic buyers to pursue a possible business combination with the Company on terms that represented a better strategic alternative for stockholders than continuing to pursue its business plan on a stand-alone basis. While the Company Board remained confident in the value inherent in MedImmune’s business plan, the Company Board determined that it would be prudent and in the best interests of stockholders to consider strategic alternatives.

Representatives of Goldman Sachs then discussed a list of prospective strategic buyers who could be contacted to solicit their interest in an acquisition of MedImmune. After consulting with Goldman Sachs, the Company Board determined that interest should be solicited from a broad range of the largest global pharmaceutical and biotechnology companies. In addition, after consulting with Goldman Sachs, the Company Board determined that potential financial buyers would be unlikely to be able to offer a purchase price for MedImmune that would be competitive with the potential acquisition consideration expected from strategic buyers due to the relative lack of synergies from an acquisition by a financial buyer.

To avoid potential disruption to MedImmune’s business caused by the proposed information gathering process, the Company determined that it would be in MedImmune’s best interest to conduct the information gathering process on a confidential basis. Representatives of Goldman Sachs and Dewey Ballantine also discussed with the Company Board the possible process and timing for a possible sale of MedImmune, as well as other strategic alternatives that MedImmune could consider. The Company Board decided that potential buyers should be contacted as soon as possible to determine their interest in a possible transaction with MedImmune.

Commencing on March 8, 2007, MedImmune management and Goldman Sachs contacted more than 20 potential strategic buyers to solicit preliminary indications of interest. MedImmune executed confidentiality and standstill agreements with eight potential buyers, including AstraZeneca.

On March 12, 2007, the Company Board met telephonically to receive an update from management regarding the information gathering process. Representatives of Dewey Ballantine were present at the meeting. Due to the uncertainty involved in the timing and outcome of the process, the Company Board resolved at this meeting to delay the Company’s 2007 annual meeting of stockholders. Mr. Mott reported on the status of the process, noting that it was well under way and that substantial interest had been indicated by a number of global pharmaceutical companies.

From March 21, 2007 through April 2, 2007, MedImmune conducted full-day management presentations at the offices of Dewey Ballantine in Washington, D.C. to those potential buyers who had executed confidentiality and standstill agreements, including a presentation to AstraZeneca on March 30, 2007. In addition, on March 29, 2007, Mr. Mott met with David Brennan, the Chief Executive Officer of AstraZeneca, to discuss AstraZeneca’s interest in acquiring MedImmune.

Between March 29, 2007 and April 3, 2007, a process instruction letter was transmitted to the potential buyers. The instruction letter requested written preliminary indications of interest to be submitted by close of business on April 5, 2007. The letter instructed bidders to include in their preliminary indications of interest a purchase price per share for the acquisition of all outstanding shares of MedImmune common stock.

At a meeting of the Company Board, held on March 30, 2007, at which representatives of Dewey Ballantine were present, MedImmune’s management provided an update on the status of the information gathering process. Mr. Mott reported that the process was proceeding effectively and that senior management had completed a series of full-day management presentations to prospective strategic buyers and that there was very strong interest in a possible acquisition of MedImmune. The eighth and final full-day management presentation took place on April 2, 2007.

On April 5, 2007, Goldman Sachs received written preliminary indications of interest from potential buyers, including AstraZeneca. At a meeting of the Company Board held on April 6, 2007, at which representatives of Goldman Sachs and Dewey Ballantine were present, representatives of Goldman Sachs summarized for the Company Board the indications of interest received after the first round of the process. AstraZeneca proposed a purchase price of $50.00 per share in cash and indicated that the proposed purchase price could be increased upon completion of a further due diligence review of the Company. The proposed purchase prices reflected in the indications of interest by the other bidders ranged from $44.00 to $51.00 per share. Members of the Company Board then discussed which bidders should be invited into the second round of the process. The bidders whose indicative purchase price ranges were the highest were invited to participate in the second round of the process. At this meeting, the Company Board also determined to conduct a review of an update to the MedImmune long-range operating plan at a subsequent meeting to be held the following week.

Beginning on April 8, 2007, a draft agreement and plan of merger was made available to the remaining bidders. From April 7, 2007 through April 20, 2007, further meetings between management and the remaining bidders were held, an on-line, due diligence data room was made available to the bidders, and MedImmune responded to various due diligence questions posed by the bidders. During this time, representatives of AstraZeneca and MedImmune met on several occasions, including on-site due diligence visits to MedImmune’s manufacturing facilities on April 11 and April 17, 2007 and in-person due diligence meetings on April 11 and April 16, 2007. In addition, Mr. Brennan and Mr. Mott met on April 12, 2007 to discuss AstraZeneca’s continued interest in acquiring MedImmune.

Before the opening of trading on Nasdaq on April 12, 2007, MedImmune was informed by Nasdaq that an article discussing the confidential information gathering process was released in Europe early that morning (Eastern time) via the Reuters news service. In response, MedImmune promptly issued a press release, which disclosed that the Company Board had authorized management to evaluate whether third parties would have an interest in acquiring the Company at a price and on terms that would represent a better value for its stockholders than having the Company continue to execute its business plan on a stand-alone basis. The press release also stated that MedImmune had retained Goldman Sachs and Dewey Ballantine to assist in the process.

On April 12, 2007, the Company Board met to receive an update on the information gathering process and to review an update to the MedImmune long-range operating plan. Representatives from Goldman Sachs and Dewey Ballantine attended the meeting. At the meeting, management reviewed with the Company Board the long-range operating plan, including all of the assumptions underlying the plan. Goldman Sachs then reviewed with the Company Board Goldman Sachs’ preliminary financial analysis of the Company, based on the long-range operating plan.

On April 13, 2007, on behalf of MedImmune, Goldman Sachs transmitted to each of the final bidders a procedure letter inviting them to submit definitive written proposals by 5:00 p.m., New York City time, on April 20, 2007. The letter instructed each bidder to include in its definitive written proposal a price per share for the acquisition of all outstanding MedImmune shares, comments to the previously circulated merger agreement and a commitment letter for any financing that would be necessary for such bidder to complete the acquisition.

On the evening of April 20, 2007, management, along with representatives from Goldman Sachs and Dewey Ballantine, met to review and discuss the results of the bidding process. On the basis of that review, MedImmune determined that it was not in a position at that time to select a winning bidder.

On the morning of April 21, 2007, Goldman Sachs informed AstraZeneca’s financial advisors of MedImmune’s decision and discussed the plan for completion of the process. On behalf of MedImmune, Goldman Sachs transmitted a final procedure letter. The letter requested a final version of the merger agreement, executed by an authorized individual at the buyer, which would include a purchase price per share for all outstanding MedImmune common stock that reflected the buyer’s best and final offer. The procedure letter requested a final executed merger agreement by 12:00 p.m., noon, on April 22, 2007, and stated that MedImmune would discuss the results of the process at a meeting of the Company Board scheduled to start at that time.

During the course of the day on April 21, 2007, representatives from AstraZeneca and its advisors, on the one hand, and Goldman Sachs, Dewey Ballantine and, as necessary, members of MedImmune’s management, on the other hand, negotiated the terms of the merger agreement. Representatives of MedImmune and AstraZeneca, and their respective legal advisors, also met several times to discuss proposed retention arrangements and employment terms for key MedImmune employees. In connection with these discussions, Mr. Brennan indicated that prior to submission of a final proposal it was important to AstraZeneca that Mr. Mott and Dr. James Young, MedImmune’s President, Research and Development, sign term sheets contemplating the retention of such officers for a year on terms that provided for compensation at current levels and customary non-competition provisions. Mr. Mott and Dr. Young would also participate along with all MedImmune employees in a retention program and would receive competitive equity, benefits and severance coverage. Mr. Mott and Dr. Young agreed to and did sign such term sheets.

At 11:47 a.m. on April 22, 2007, Goldman Sachs received from AstraZeneca a final, binding proposal and executed merger agreement, each reflecting a purchase price of $58.00 per share in cash for all outstanding shares of MedImmune common stock. The Company Board met at the offices of Dewey Ballantine in New York to review the results of the process. Also present were representatives of Goldman Sachs and Dewey Ballantine. A representative of Dewey Ballantine began the meeting by reviewing with the members of the Company Board their fiduciary duties. Mr. Mott then reviewed the results of the process, including the final proposal from AstraZeneca. He also thoroughly reviewed all communications with other potential buyers from the date of the last Company Board meeting on April 12, 2007 through April 22, 2007. A representative of Dewey Ballantine then reviewed in detail the terms of the proposed merger agreement that had been negotiated with AstraZeneca. A representative of Goldman Sachs reviewed with the Company Board Goldman Sachs’ financial analysis and orally delivered Goldman Sachs’ opinion, subsequently confirmed in writing, that, as of April 22, 2007 and based upon and subject to the factors and assumptions set forth therein, the $58.00 per share in cash to be received by MedImmune stockholders in the Offer and Merger was fair from a financial point of view to such stockholders. Following further discussion among the members of the Company Board, and questions by the members of the Company Board to Goldman Sachs and Dewey Ballantine, the Company Board, by unanimous action of all members, approved, authorized the execution, delivery and performance of, and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and resolved to recommend that MedImmune’s stockholders accept the Offer, tender their shares into the Offer, approve the Merger and adopt the Merger Agreement. Later that day, the parties executed and entered into the merger agreement and, on April 23, 2007, prior to the opening of the trading on the London Stock Exchange and Nasdaq, AstraZeneca issued a press release announcing that they had entered into the merger agreement with MedImmune.

Reasons for the Recommendation

In the course of reaching its determinations to approve the Offer and approve and adopt the Merger Agreement and other agreements and other transactions contemplated thereby and to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered numerous factors in consultation with its outside legal and financial advisors and the Company’s senior management, including the following material factors and benefits of the Offer, each of which the Company Board believed supported its determinations:

•	the terms and conditions of the Offer and the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, the specified ability of the parties to terminate the Merger Agreement and the fact that the Merger Agreement did not contain a financing condition;

•	the $58.00 per share price to be paid in cash for each Share in the Offer and the Merger, which represents a 53.3% premium over the closing price per Share on April 11, 2007, the date the Company announced that it was exploring possible strategic alternatives, and an 85.4% premium over the average price per Share over the past year;

•	the Company Board’s familiarity with the business, operations, properties and assets, financial condition, business strategy, and prospects of MedImmune, as well as the risks involved in achieving those prospects, the nature of the pharmaceutical industry, the competition for MedImmune’s products, industry trends, legislative risks, risks inherent in the development and marketing of pharmaceutical products and economic and market conditions, both on an historical and on a prospective basis;

•	the Company Board’s belief, based in part upon the analysis of the Company’s management, that the transaction with the Offeror is more favorable to the Company than the potential value that could be expected to be generated from the various other strategic alternatives available to the Company, including the alternatives of remaining independent and pursuing the current strategic plan, the sale or disposition of certain business units (which would likely have ultimately yielded less net value to stockholders due to a number of factors discussed below), and various recapitalization and restructuring strategies, taking into account the potential risks and uncertainties associated with those alternatives, as well as the potential material tax leakage associated with the various alternatives;

•	the efforts made by the Company Board and its legal advisors to negotiate a merger agreement favorable to the Company and its stockholders and the financial and other terms and conditions of the Merger Agreement, including the facts that (1) neither the Offer nor the Merger are subject to a financing condition, (2) the conditions to the Offer are specific and limited, and not within the control or discretion of Parent or Offeror and, in the Company Board’s judgment, are likely to be satisfied, and (3) subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement, under certain circumstances, in order to approve an alternative transaction proposed by a third party that is a Company Superior Proposal (as defined in the Merger Agreement) upon the payment to Parent of a $450.0 million termination fee, and its belief that such termination fee was reasonable in the context of break-up fees that were payable in other comparable transactions;

•	the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value and liquidity of such cash consideration;

•	the two-step structure of the transaction, which would allow stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by the second step Merger in which stockholders who have not tendered their Shares in the Offer will receive the same cash Offer Price paid in the Offer;

•	the fact that the Merger Agreement provides that, under certain circumstances, Offeror would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, subsequent expiration dates;

•	the financial analyses of Goldman Sachs presented to the Company Board at its meeting on April 22, 2007, and Goldman Sachs’s opinion dated April 22, 2007, to the Company Board to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion, the $58.00 per Share in cash to be received by holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of Goldman Sachs, dated April 22, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex II to this Schedule and incorporated herein by reference;

•	the likelihood and anticipated timing of completing the Offer, in light of the scope of the conditions to completion;

•	the absence of significant regulatory approvals to consummate the Offer and the Merger that could potentially prevent or materially delay the Offer and the Merger or cause either party to exercise its right to terminate the Merger Agreement, as well as the efforts required by the parties to the Merger Agreement to obtain such approvals;

•	the business reputation of Parent and their management and the substantial financial resources of Parent and, by extension, Offeror, which the MedImmune Board believed supported the conclusion that an acquisition transaction with Parent and Offeror could be completed relatively quickly and in an orderly manner;

•	the availability of statutory appraisal rights under Delaware law in the second-step Merger for stockholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other stockholders of the Company will be able to receive the Offer Price for their Shares in the Offer and Merger; and

•	the fact that Parent and Offeror have firmly committed financing from reputable financing sources for both the Offer and the Merger, and the efforts that Parent is required to make under the Merger Agreement to obtain the proceeds of the financing on the terms and conditions described in the financing commitment letters.

In the course of its deliberations, the MedImmune Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and the transaction, including:

•	the possibility that, although the transaction provides MedImmune stockholders with the opportunity to realize a substantial premium over the average price at which the Shares have traded during the prior 12 months, the price of the Shares could potentially have increased in the future to a price greater than $58.00 per share, thus preventing current stockholders from capturing this future upside growth;

•	the restriction that the Merger Agreement imposes on soliciting competing proposals;

•	the restriction that the Merger Agreement imposes on terminating the Merger Agreement to pursue a superior proposal;

•	the fact that the Company must pay Parent a termination fee of $450.0 million if the Company terminates the Merger Agreement due to the receipt of a Company Superior Proposal (as defined in the Merger Agreement);

•	the possibility that the termination fee payable by MedImmune to Parent may discourage other bidders and, if the Merger Agreement is terminated, impact MedImmune’s ability to engage in another transaction for up to 12 months following the termination date should the offer not be completed (although this possibility is mitigated by the active solicitation and bidding process described above);

•	the risks and costs to MedImmune if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•	the restrictions on the conduct of MedImmune’s business prior to the completion of the transaction, requiring MedImmune to conduct its business in the ordinary course of business, and to use its reasonable best efforts to preserve intact its business organization, and to preserve its current relationships with which it has significant business relations, subject to specific limitations, which may delay or prevent MedImmune from undertaking business opportunities that may arise pending completion of the transactions;

•	the fact that MedImmune’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of MedImmune’s other stockholders;

•	the fact that MedImmune’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of MedImmune’s other stockholders as described in Item 3 above and the Information Statement, including, among other things, the vesting of options, the institution of the Retention Incentive and Severance Program and the cash payments payable to certain executives at the completion of the Merger in connection with the termination of their employment agreements; and

•	the fact that the all-cash consideration would be a taxable transaction to the holders of Shares of the Company that are U.S. persons for U.S. Federal income tax purposes.

The foregoing discussion of the factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Company Board. After considering these factors, the Company Board concluded that the positive factors relating to the Merger Agreement and the Offer substantially outweighed the potential negative factors. The Company Board collectively reached the conclusion to approve the Merger Agreement and the related transactions in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the wide variety of factors considered by the Company Board in connection with its evaluation of the Offer, the Merger and the related transactions and the complexity of these matters, the Company Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Company Board. Rather, the Company Board made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

For the reasons described here, and above under “Reasons for the Recommendation,” the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares into the Offer.

(c)	Intent to Tender

To the best of the Company’s knowledge, after reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer (other than Shares held directly or indirectly by other public companies, as to which the Company has no knowledge or Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets, Retained, Employed, Compensated, or Used

Goldman, Sachs & Co.

The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated December 21, 2006, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Company’s consideration of various strategic alternatives. Pursuant to the terms of the engagement letter, the Company agreed to pay Goldman Sachs a transaction fee upon completion of a strategic transaction which is expected to be $30.0 million. The transaction fee is payable upon the consummation of the Merger. In addition, the Company agreed to reimburse Goldman Sachs for reasonable out-of-pocket expenses in performing its services in connection with its engagement, subject to certain limitations, and also agreed to indemnify Goldman Sachs and related parties against certain liabilities incurred in connection with its engagement, also subject to certain limitations. Prior to the engagement, Goldman Sachs had provided certain investment banking services to the Company, including having acted as co-manager with respect to an offering of the Company’s 1.375% convertible senior notes due 2011 (aggregate principal amount of $575.0 million) and the Company’s 1.625% convertible senior notes due 2013 (aggregate principal amount of $575.0 million) in June 2006 and acting as a participating lender in the Company’s three-year revolving credit facility (aggregate principal amount of $600.0 million) initiated in April 2006. Goldman Sachs has also provided certain investment banking services to Parent, including having acted as joint lead manager with respect to the offering of Parent’s 5.40% Global Notes due June 2014 (aggregate principal amount $750.0 million) in May 2004; having acted as Parent’s financial advisor in connection with the dissolution of the Syngenta AG joint venture in September 2004; having acted as Parent’s financial advisor in connection with its purchase of KuDOS Pharmaceuticals in December 2005; having acted as Parent’s financial advisor in connection with the purchase of Cambridge Antibody in May 2006; and acting as Parent’s Corporate Broker since September 2005.

The foregoing summary of the relationship between the Company and Goldman Sachs is not intended to be complete and exhaustive and such summary and description is qualified in its entirety by reference to the Goldman Sachs Opinion attached as Annex II to this Schedule and incorporated herein by reference.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain, or compensate, any person to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company

None.

Item 7.	Purposes of the Transaction and Plans or Proposals

(a) Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule, there are no transactions, Company Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

Anti-Takeover Statutes and Provisions

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an “interested stockholder” (generally defined as a person owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, Offer and the Merger, as described in Item 4 above, and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement.

In addition, the Board resolved that to the fullest extent of its power and authority and to the extent permitted by law, neither the Offer nor the Merger nor any of the other transactions contemplated by the Merger Agreement will be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement and any of the transactions contemplated thereby, including the Offer and the Merger.

Appraisal Rights

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not tendered their Shares in the Offer or voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger. In addition, such dissenting holders of Shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the “Dissenting Shares”). If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to MedImmune a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

Parent may cause the surviving corporation in the Merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Offer and the Merger. In this regard, holders of Shares should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto and incorporated by reference herein.

Short-form Merger

Under Section 253 of the DGCL, if Parent acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares of the Company, Parent will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. If Parent acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares of the Company, the affirmative vote of the holders of a majority of the outstanding Shares of the Company will be required under the DGCL to effect the Merger.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Regulatory Approvals

(a) United States Antitrust Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)and the rules that have been promulgated thereunder by the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Parent and Offeror expect to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on or about May 10, 2007. If filed on that date, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, May 25, 2007, unless earlier terminated by the FTC or the Antitrust Division. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Parent, Offeror or the Company. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after substantial compliance with such request. Thereafter, such waiting period can be extended by court order or agreement of the Company, Parent, the Offeror and the Antitrust Division or the FTC, as applicable. Parent and Offeror intend to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Offeror’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of Offeror’s or MedImmune’s substantial assets. Private parties or individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Section 15 — Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions, “Section 13 — The Transaction Documents — The Merger Agreement —

Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions and “Section 13 — The Transaction Documents — The Merger Agreement — Third Party Consents and Regulatory Approvals” with respect to certain obligations of the parties related to obtaining regulatory, including antitrust, approvals, of Exhibit (a)(1)(a), the Offer to Purchase, dated May 3, 2007, incorporated by reference herein.

(b) Foreign Antitrust Approvals

Parent and its respective subsidiaries conduct business in a number of countries outside of the United States in which MedImmune’s products are currently sold through distribution partners. Based on a review of the information currently available about the businesses in which Parent and its subsidiaries are engaged, pre-merger notification filings are required to be made under the antitrust and competition laws of a number of foreign countries, including Austria, Germany and the Slovak Republic. Under the laws of Austria, Germany and the Slovak Republic, the acquisition of Shares pursuant to the Offer may be consummated only if (a) the acquisition is approved by the relevant governmental authorities of such countries, either by written approval or by the expiration of an applicable waiting period commenced by making the appropriate filings with such governmental authorities or (b) in the case of the Slovak Republic, the authorities provide an exemption allowing the acquisition of Shares pursuant to the Offer to be consummated in advance of the transaction being approved as described in (a). Prior to the date of this Offer to Purchase, all necessary filings have been made with respect to Austria and Germany, and the necessary filings with the Slovak Republic will be made as expeditiously as possible. While Parent and Offeror believe that either the required pre-merger notification approvals or, in the case of the Slovak Republic, an exemption can be obtained in each of these countries as described above by the time of the initial Expiration Date, we cannot be certain that such approvals or exemption will be granted, and if such approvals or exemption are granted, we cannot be certain as to the date of those approvals or exemption. Transactions such as Parent and Offeror’s acquisition of Shares pursuant to the Offer are frequently scrutinized by foreign antitrust authorities. Therefore, there can be no assurance that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, neither Parent nor Offeror will be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained.

If Offeror’s acquisition of Shares is delayed by (i) a request for additional information or documentary material by the Antitrust Division or the FTC pursuant to the HSR Act or (ii)(a) the lack of approval of any governmental authority or (b) any applicable waiting periods of any foreign country in which approval of our acquisition of Shares is required pursuant to any foreign antitrust or competition law (as described above), Offeror may extend the Offer, without the consent of the Company. Furthermore, the acquisition of Shares may be delayed by a private injunction. In addition, Offeror has agreed under the Merger Agreement to extend the Offer if, on the Expiration Date, any condition to the Offer, including certain conditions set forth in the Merger Agreement, has not been satisfied and such condition could reasonably be expected to be satisfied and such extension is requested by the Company in writing at least two business days prior to the then-scheduled Expiration Date. Notwithstanding the foregoing, under the terms of the Merger Agreement, the Offer may not be extended beyond the Outside Date (as defined in the Merger Agreement).

The foregoing is qualified in its entirety by reference to the Offer to Purchase, annexed hereto as Exhibit (a)(1)(a) and incorporated by reference herein, Merger Agreement, annexed hereto as Exhibit (e)(1) and incorporated by reference herein.

Opinion of the Company’s Financial Advisor

Goldman Sachs rendered its opinion to the Company Board that, as of April 22, 2007 and based upon and subject to the factors and assumptions set forth therein, the $58.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated April 22, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II to this Schedule. Goldman Sachs provided its opinion for the information and assistance of the Company Board in connection with its consideration of the Offer and the Merger. The

Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2006;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal financial analyses and forecasts for the Company prepared by its management.

Goldman Sachs also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities, of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transactions contemplated by the Merger Agreement. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, April 22, 2007.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 20, 2007 and is not necessarily indicative of current market conditions.

Historical Stock Trading and Premium Analysis.  Goldman Sachs reviewed the historical trading prices and volumes for the Company’s Shares for the three-year period ended April 20, 2007. In addition, Goldman Sachs analyzed the $58.00 per Share in cash to be received by holders of the Shares in the Offer and the Merger in relation to the prices of the Company’s Shares on April 20, 2007, prices on other selected dates and average prices over selected periods. The following table presents the results of this analysis:

		Premium Based on
	Spot Price	$58.00 Offer

Current Price (as of April 20, 2007)	$48.01	20.8%
1 Week	44.19	31.3%
1 Month(1)	34.11	70.0%
March 7, 2007(2)	31.42	84.6%
3 Months	34.66	67.3%
6 Months	30.69	89.0%
1 Year	31.17	86.1%
52-Week High	48.01	20.8%
52-Week Low	25.28	129.4%
3 Years	23.75	144.2%

	Average Price

1 Week	$46.21	25.5%
1 Month(1)	39.36	47.3%
February 7, 2007 — March 7, 2007(3)	31.98	81.4%
3 Months	34.80	66.6%
6 Months	33.83	71.5%
1 Year	31.28	85.4%
3 Years	29.19	98.7%

(1)	1 Month is calculated as 20 trading days, i.e. the spot price is as of March 23, 2007 and the average time period represents average trading between March 23, 2007 and April 20, 2007.

(2)	Date of the Company Board meeting authorizing the Company’s management to explore strategic alternatives.

(3)	Time period represents average trading between Q4 2006 earnings release (February 7, 2007) and date of the Company Board meeting authorizing the Company’s management to explore strategic alternatives (March 7, 2007).

Selected Companies Analysis.  Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the biotechnology industry:

•	Amgen Inc.

•	Biogen ldec Inc.

•	Celgene Corp.

•	Genentech, Inc.

•	Genzyme Corp.

•	Gilead Sciences, Inc.

Although none of the selected companies was directly comparable to the Company, the companies included were chosen because they were publicly traded companies with operations that for purposes of this analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared various financial multiples and ratios for the Company and the selected companies based on share prices as of April 20, 2007 and information it obtained from SEC filings, FactSet (a data source containing historical market prices) and median Institutional Broker Estimation Service, or IBES, estimates. With respect to the Company and the selected companies, Goldman Sachs calculated the enterprise value, which was the market value of diluted common equity (including the impact of dilution from in-the-money options, in-the-money warrants, and in-the-money convertible notes based on the hedge positions) plus the book value of debt less cash and investments, as a multiple of latest twelve months, or LTM, sales. The results of these analyses are summarized as follows:

Enterprise Value	Selected Companies
as a multiple of:	Range		Median		Company

LTM Sales	5.3x-13.6	x	8.2	x	9.1x

Goldman Sachs also calculated the ratios of price to estimated calendar years 2007 and 2008 earnings per share, or EPS (referred to as P/E ratio), for the Company and the selected companies. The following table presents the results of this analysis:

	Selected Companies
P/E Ratio:	Range		Median		Company

2007E	14.4x-58.0	x	24.2	x	52.8x
2008E	13.1x-36.4	x	20.6	x	37.5x

Goldman Sachs also calculated the ratios of 2007 P/E and 2008 P/E to IBES estimated long-term growth rate for the Company and the selected companies. The following table presents the results of this analysis:

	Selected Companies
	Range		Median		Company

2007E P/E to Growth	1.0x-1.9	x	1.3	x	1.4x
2008E P/E to Growth	0.8x-1.7	x	1.0	x	1.0x

Implied Transaction Multiples.  Goldman Sachs calculated selected implied transaction multiples for the Company based on the $58.00 to be paid for each Share in the Offer and the Merger and estimates for the Company prepared by the management of the Company. Goldman Sachs calculated for the Company the implied total equity consideration by multiplying $58.00 by the total number of outstanding Company Shares on a fully diluted basis (including the impact of dilution from in-the-money options, in-the-money warrants, in-the-money convertible notes, and make-whole adjustments applicable on a change of control). Goldman Sachs then calculated an implied enterprise value based on the implied equity consideration by adding the amount of the Company’s net debt, per public filings, to the implied equity consideration. Goldman Sachs calculated the following transaction multiples implied by the $58.00 to be paid for each Share:

•	the enterprise value as a multiple of sales for 2006 and for estimated 2007, 2008 and 2009;

•	the enterprise value as a multiple of earnings before interest, taxes, depreciation and amortization, or EBITDA, for 2006 and for estimated 2007, 2008 and 2009; and

•	the $58.00 per share price as a multiple of EPS for 2006 and for estimated 2007, 2008 and 2009.

The following table sets forth the multiples referred to above:

		Implied Multiples
		at $58.00

Enterprise Value / Sales	2006A	11.9	x
	2007E	9.8	x
	2008E	8.3	x
	2009E	7.3	x
Enterprise Value / EBITDA	2006A	81.2	x
	2007E	31.4	x
	2008E	22.7	x
	2009E	17.2	x
Price to Earnings Ratio	2006A	193.3	x
	2007E	54.9	x
	2008E	35.5	x
	2009E	25.3	x

Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Company’s management projections. Goldman Sachs calculated indications of present value of free cash flows for the Company for the years 2007 through 2021 using discount rates ranging from 9.5% to 11.5%. Goldman Sachs then calculated illustrative terminal values in the year 2021 based on an assumed Perpetuity Growth Rate of 2021 unlevered free cash flow ranging from 2.0% to 3.0%. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 9.5% to 11.5%. Goldman Sachs then added the present values of the free cash flows for the years 2007 to 2021 with the present value of the terminal value to arrive at the implied present enterprise value for the Company. From that Goldman Sachs subtracted the net debt per public filings to arrive at the implied present equity value. The following table presents the results of this analysis:

Illustrative Per Share Value	$40.50 - $56.90

Present Value of Future Share Price.  Goldman Sachs performed an illustrative future share price analysis, which was designed to provide an indication of the potential future value of a company’s equity as a function of the company’s future earnings and its assumed price to forward earnings per share multiple. Goldman Sachs calculated implied equity values per share of the Shares for 2008-2010 by applying price to earnings per share multiples ranging from 22.5x to 27.5x to estimates prepared by the Company’s management of 2008E to 2010E earnings per share. Goldman Sachs then calculated the present value of the implied per share equity values using a discount rate of 11% based on estimates relating to the Company’s cost of equity capital. The following table presents the results of this analysis:

Implied Per Share Value	$33.15 - $57.52

Selected Transactions Analysis.  Goldman Sachs analyzed certain information relating to the following selected transactions in the biotechnology industry since September 2000. These transactions (listed by acquirer/target and date of announcement) were:

•	Shire PLC / New River Pharmaceuticals Inc. (February 2007)

•	Merck & Co., Inc. / Sima Therapeutics, Inc. (October 2006)

•	Eli Lilly & Co. / ICOS Corp. (October 2006)

•	Gilead Sciences, Inc. / Myogen, Inc. (October 2006)

•	Merck KGaA / Serono International S.A. (September 2006)

•	AstraZeneca PLC / Cambridge Antibody Technology Group (May 2006)

•	Amgen Inc. / Abgenix, Inc. (December 2005)

•	Novartis AG / Chiron Corp. (September 2005)

•	GlaxoSmithKline PLC / ID Biomedical Corp. (September 2005)

•	Pfizer Inc. / Vicuron Pharmaceuticals Inc. (June 2005)

•	Shire PLC / Transkaryotic Therapies, Inc. (April 2005)

•	UCB S.A. / Celltech Group PLC (May 2004)

•	Amgen Inc. / Tularik Inc. (March 2004)

•	Genzyme Corp. / ILEX Oncology, Inc. (February 2004)

•	Pfizer Inc. / Esperion Therapeutics, Inc. (December 2003)

•	IDEC Pharmaceuticals Corp. / Biogen, Inc. (June 2003)

•	Johnson & Johnson / Scios Inc. (February 2003)

•	Amgen Inc. / Immunex Corp. (December 2001)

•	Millennium Pharmaceuticals, Inc. / COR Therapeutics, Inc. (December 2001)

•	Medlmmune, Inc. / Aviron (December 2001)

•	Bristol-Myers Squibb Co. / ImClone Systems Inc. (19.9%) (September 2001)

•	Johnson & Johnson / ALZA Corp. (March 2001)

•	Shire PLC / BioChem Pharma Inc. (December 2000)

•	Elan Corp. PLC / Dura Pharmaceuticals, Inc. (September 2000)

For each of the selected transactions, Goldman Sachs calculated the premium represented by the price paid for the target to both the closing price per share of the target one day prior to the announcement date and one month (calculated as 20 trading days) prior to the announcement date, and calculated the enterprise consideration as a multiple LTM sales.

Goldman Sachs relied on information from public filings, press releases and investor presentations of the target companies and information published by FactSet. The following table presents the results of this analysis:

							Implied
							Premium/
	Selected Transactions						Multiple at
	Range		Mean		Median		$58.00

Premium to 1 day prior price	2.3% - 100.2%		37.9%		28.8%		20.8%
Premium to 1 month prior price	1.4% - 135.5%		43.2%		46.2%		70.0%
Enterprise Consideration/LTM Sales	2.7x - 263.3	x	59.0	x	21.2	x	11.9	x

Goldman Sachs also reviewed a subset of the above transactions, comprised of transactions with enterprise consideration greater than or equal to $5.0 billion, and calculated the premium represented by the price paid for the target to both the closing price per share of the target one day prior to the announcement date and one month (calculated as twenty trading days) prior to the announcement date, and calculated the enterprise consideration as a multiple LTM sales. The following table presents the results of this analysis:

							Implied
							Premium/
	Selected Transactions						Multiple at
	Range		Mean		Median		$58.00

Premium to 1 day prior price	2.3% - 39.2%		19.8%		20.2%		20.8%
Premium to 1 month prior price	1.4% - 30.5%		15.6%		12.0%		70.0%
Enterprise Consideration/LTM Sales	2.9x - 17.0	x	7.8	x	5.8	x	11.9	x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison was directly comparable to the Company or the contemplated Offer and Merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company Board as to the fairness from a financial point of view to the holders of Shares of the $58.00 per Share in cash to be received by such holders in the Offer and the Merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The $58.00 per Share in cash to be paid in the Offer and the Merger was determined through arms’-length negotiations between the Company and AstraZeneca and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer or the Merger.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement, the Offer and the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II to this Schedule.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman, Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. In addition, Goldman Sachs has provided certain investment banking services to the Company from time to time, including having acted as co-manager with respect to an offering of the Company’s 1.375% convertible senior notes due 2011 (aggregate principal amount $575.0 million) and the Company’s 1.625% convertible senior notes due 2013 (aggregate principal amount $575.0 million) in May 2006 and acting as a participant in the Company’s three-year revolving credit facility (aggregate principal amount $600.0 million) initiated in April 2006. Goldman Sachs has provided certain investment banking services to AstraZeneca from time to time, including having acted as joint lead manager with respect to the offering of AstraZeneca’s 5.40% Global Notes due June 2014 (aggregate principal amount $750.0 million) in May 2004; as AstraZeneca’s financial advisor in connection with the dissolution of the Syngenta AG joint venture in September 2004; as AstraZeneca’s financial advisor in connection with its purchase of KuDOS Pharmaceuticals in December 2005; as AstraZeneca’s financial advisor in connection with the purchase of Cambridge Antibody in May 2006; and as AstraZeneca’s corporate broker since September 2005. Goldman Sachs also may provide investment banking services to the Company, AstraZeneca and their respective affiliates in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive, compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to the Company, AstraZeneca and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and AstraZeneca for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, dated December 21, 2006, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated Offer and Merger. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of $30 million, all of which is payable upon consummation of the transaction. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 9.  Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 3, 2007 (incorporated by reference to Exhibit (a)(1) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(2) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO).
(a)(1)(F)	Summary Advertisement dated May 3, 2007 (incorporated by reference to Exhibit (a)(6) to the Schedule TO).
(a)(1)(G)	Press Release issued by Company on April 12, 2007 announcing that it was exploring possible strategic alternatives (incorporated by reference to Exhibit 99.1 to the Company’s 8-K filed on April 12, 2007).
(a)(1)(H)	Press Release issued by Company on April 23, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s 8-K filed on April 23, 2007).
(a)(1)(I)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(2)(A)	Letter to Stockholders from the Chief Executive Officer of MedImmune, Inc., dated May 3, 2007.
(a)(5)	Opinion of Goldman, Sachs & Co. to the Board of Directors of MedImmune, Inc., dated April 22, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of April 22, 2007, among MedImmune, Inc., a Delaware corporation, AstraZeneca Biopharmaceuticals Inc., a Delaware corporation, and AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (incorporated by reference to Exhibit 2.1 to the 8-K filed on April 23, 2007).
(e)(2)(a)	Form of Employment Agreement entered into by and between MedImmune and each of David M. Mott and James F. Young (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 15, 2005).
(e)(2)(b)	Employment Agreement entered into by and between MedImmune and Wayne T. Hockmeyer, Ph.D., dated as of March 1, 2006 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed March 1, 2006).
(e)(2)(c)	Form of Employment Agreement entered into by and between MedImmune and Edward M. Connor and the Company’s other executive officers (other than Dr. Hockmeyer, Mr. Mott and Dr. Young) (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on December 15, 2005).
(e)(3)(a)	Retention Term Sheet, dated as of April 22, 2007, by and between the Company and David M. Mott.
(e)(3)(b)	Retention Term Sheet, dated as of April 22, 2007, by and between the Company and James F. Young.
(e)(4)(a)	Non-Disclosure and Confidentiality Agreement, dated as of March 23, 2007, by and between MedImmune, Inc., a Delaware corporation, and AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales. (Incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(4)(b)	Non-Disclosure and Confidentiality Agreement, dated as of April 25, 2007, by and between MedImmune, Inc., a Delaware corporation, and AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales. (Incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(g)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDIMMUNE, INC.,

/s/  David M. Mott
Name: David M. Mott

Title:	Chief Executive Officer, President and Vice Chairman

Date: May 3, 2007

ANNEX I

MEDIMMUNE, INC.
ONE MEDIMMUNE WAY
GAITHERSBURG, MD 20878
(301) 398-0000

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about May 3, 2007 to holders of record of common stock, par value $0.01 per share, of the Company (the “Common Stock”) as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of MedImmune, Inc. (“MedImmune” or the “Company”) with respect to the tender offer by AstraZeneca Biopharmaceuticals Inc., a Delaware corporation (“Offeror”), an indirect wholly owned subsidiary of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“Parent”) for all of the issued and outstanding shares of Common Stock. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the Company Board of the Company (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of April 22, 2007, as such may be amended from time to time (the “Merger Agreement”), among Parent, Offeror and the Company.

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer on May 3, 2007, to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $58.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on May 31, 2007, at which time if all conditions to the Offer have been satisfied or waived, Offeror will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to MedImmune stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 3, 2007.

The Merger Agreement provides that upon the payment by Parent or Offeror for all shares of Common Stock tendered pursuant to the Offer which represent at least a majority of the shares of Common Stock outstanding, and from time to time thereafter as shares of Common Stock are acquired by Parent or Offeror, Parent will be entitled to designate a number of the Company’s directors, rounded up to the next whole number, equal to the percentage of shares of Common Stock beneficially owned relative to the total number of outstanding shares of Common Stock. Under the terms of the Merger Agreement, the Company will take all actions reasonably necessary to effect the election of said directors to the Company Board. The Company Board, upon Parent’s request following such time as Parent or Offeror owns shares of Common Stock representing at least a majority of the shares of Common Stock outstanding pursuant to the Offer, and at all times thereafter, will cause the number of Parent’s designees (rounded up to the next whole number), subject to compliance with Section 14(f) of the Exchange Act of 1934 as amended (the “Exchange Act”), to constitute the same percentage as is on the Company Board of (i) each committee of the Company Board, (ii) each Company Board (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case, to the extent permitted by applicable law and the Nasdaq Marketplace Rules. However, until the merger occurs, the Company Board will include at least two of the Company’s current directors (the “Continuing Directors”). In addition, after Parent’s designees are elected or appointed to the Company Board and prior to the completion of the merger, approval by a majority of the Continuing Directors will be required to authorize (i) amend or terminate the Merger Agreement on behalf of the Company; (ii) approve any extensions of time for the performance of any of the obligations or other acts of Parent or

Offeror pursuant to the Merger Agreement; (iii) waive compliance with any covenant of Parent of Offeror or any condition to any obligation of the Company or any waiver of any right of the Company under the Merger Agreement; and (iv) any other consent or action by the Company or the Company Board with respect to the Merger Agreement, the Offer or the merger or any transaction contemplated thereby or in connection therewith. As a result, Offeror will have the ability to designate a majority of the Company Board following consummation of the Offer. In addition, in the event that the Offeror’s designees are appointed or elected to the Company Board, prior to the Effective Time, such Company Board shall have at least such number of directors as may be required by the Nasdaq Marketplace Rules or the federal securities laws who are considered independent directors within the meaning of such rules and such laws (the “Independent Directors”). In the event that the number of Independent Directors is reduced below the requisite number for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate such number of directors as may be required by the Nasdaq Marketplace Rules or the federal securities laws to fill such vacancies who shall not be stockholders or affiliates of Parent or Offeror, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Offeror’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Offeror and Offeror’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

Parent has informed the Company that it will choose its designees for the Company Board from the list of persons set forth below. In the event that additional designees of Parent are required in order to constitute a majority of the Company Board, such additional designees will be selected by Parent from among the directors and executive officers of Parent and Offeror contained in Schedule I of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its designees, the name, age of the individual as of May 1, 2007, present principal occupation and employment history during the past five years. Parent has informed the Company that each such individual (unless otherwise specified) is a U.S. citizen, except John Goddard, Shaun Grady and Rodger McMillan, who are citizens of the United Kingdom and has consented to act as a director of the Company if so appointed or elected. Unless otherwise indicated below, the business address of each such person is 15 Stanhope Gate London, W1K 1LN England, except for Glenn Engelmann and David Elkins, whose business address is 1800 Concord Pike, P.O. Box 15437, Wilmington, Delaware, 19850.

Parent has informed the Company that none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Position(s)

David Elkins	38	Mr. Elkins has served as Vice President and Chief Financial Officer of AstraZeneca Pharmaceuticals LP since April 2007. He was previously Chief Financial Officer, AstraZeneca UK Limited from January 2003 to December 2005 and Finance Director, AstraZeneca Pharmaceuticals LP from May 2001 to December 2004.
Glenn Engelmann	51	Mr. Engelmann has served as Vice President Policy, Legal & Scientific Affairs & General Counsel at AstraZeneca Pharmaceuticals LP since February 2006. Prior to that, he was Vice President, General Counsel and Secretary of AstraZeneca Pharmaceuticals LP from April 1999 to February 2006, as well as Compliance Officer of AstraZeneca Pharmaceuticals LP from May 2002 to February 2006.
John Goddard	55	Mr. Goddard has been Senior Vice President, Strategic Planning and Business Development of AstraZeneca PLC since May 2006. Previously, he served as Senior Vice President & Chief Financial Officer of AstraZeneca Pharmaceuticals LP from 2001 to 2006.
Shaun Grady	46	Mr. Grady has been Vice President Deal Management, Strategic Planning and Business Development of AstraZeneca PLC since June 2006. Previously, he held the post of Global Lead, People Strategy Programme of AstraZeneca PLC from March 2004 to June 2006 and of Assistant General Counsel, Corporate of AstraZeneca PLC from January 2000 to March 2004.

Name	Age	Position(s)

Rodger McMillan	53	Mr. McMillan has held the position of Global Vice President, Respiratory & Inflammation TAPT/New Opportunities, AstraZeneca PLC since November 2006. Previously, he was Global Head of Respiratory & Inflammation, AstraZeneca PLC from 2000 to November 2006.
John Rex	49	Mr. Rex has been Vice President, Clinical Infection, AstraZeneca PLC since January 2003. Prior to that time, he was a Professor of Medicine at the University of Texas Medical School, Houston from July 1992 to December 2002.

None of Parent’s designees is a director of, or holds any position with the Company. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that to its knowledge, none of its designees has any family relationship with any director, executive officer or key employee of the Company.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 420,000,000 shares of Common Stock, par value $0.01, and 5,524,525 shares of Preferred Stock, par value $0.01. As of April 30, 2007, there were 238,141,500 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of shareholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of April 30, 2007:

Name	Age	Position(s)

Wayne T. Hockmeyer, Ph.D.	62	Chairman of the Board and Founder; President, MedImmune Ventures, Inc.
David M. Mott	41	Chief Executive Officer, President and Vice Chairman
David Baltimore, Ph.D.	69	Director
M. James Barrett, Ph.D.	64	Director
James H. Cavanaugh, Ph.D.	70	Director
Barbara Hackman Franklin	67	Director
Robert H. Hotz	62	Director
George M. Milne, Jr., Ph.D.	63	Director
Elizabeth H.S. Wyatt	59	Director
James F. Young, Ph.D.	54	President, Research and Development
Edward M. Connor, M.D.	54	Executive Vice President and Chief Medical Officer
Edward T. Mathers	46	Executive Vice President, Corporate Development and Venture
Bernardus N. Machielse, Drs	46	Executive Vice President, Operations
William C. Bertrand, Jr., J.D.	42	Senior Vice President, General Counsel, Secretary and Corporate Compliance Officer
Peter Greenleaf	36	Senior Vice President, Marketing and Sales
Pamela J. Lupien	47	Senior Vice President, Human Resources
Sidney Mazel, Ph.D.	48	Senior Vice President, Product Planning and Portfolio Management
Lota S. Zoth, C.P.A	47	Senior Vice President and Chief Financial Officer

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment) during the past five years. Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were discussed without sanction or settlement) that resulted in judgment, decree or final order enjoining the person from future violations of , or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Dr. Hockmeyer founded MedImmune, Inc. in April 1988 as President and Chief Executive Officer and was elected to serve on the Company Board in May 1988. Dr. Hockmeyer became Chairman of the Company Board in May 1993. He relinquished his position as Chief Executive Officer in October 2000 and now serves as the Chairman of the Company Board of MedImmune, Inc. and President of MedImmune Ventures, Inc. Dr. Hockmeyer earned his bachelor’s degree from Purdue University and his Ph.D. from the University of Florida in 1972. Dr. Hockmeyer was recognized in 1998 by the University of Florida as a Distinguished Alumnus and in 2002, he was awarded a Doctor of Science honoris causa from Purdue University. Dr. Hockmeyer is a member of the Maryland Economic Development Commission and the Maryland Governor’s Workforce Investment Board (GWIB). He is a member of the Company Board of the publicly traded biotechnology companies Advancis Pharmaceutical Corp., GenVec, Inc. and Idenix Pharmaceuticals, Inc. He also serves on the boards of several educational and philanthropic organizations and the boards of certain private companies consistent with his responsibilities as President of MedImmune Ventures, Inc.

Mr. Mott was appointed Chief Executive Officer in October 2000 and was also appointed President in February 2004. He joined MedImmune in April 1992 as Vice President with responsibility for business development, strategic planning and investor relations. In 1994, Mr. Mott assumed additional responsibility for the medical and regulatory groups, and in March 1995 was appointed Executive Vice President and Chief Financial Officer. In November 1995, Mr. Mott was appointed to the position of President and Chief Operating Officer and was elected to the Company Board. In October 1998, Mr. Mott was appointed Vice Chairman. Mr. Mott is a member of the board of the Biotechnology Industry Organization (BIO), MdBIO, Inc. and the High Tech Council of Maryland. He also serves on the Board of Governors of Beauvoir, the National Cathedral Elementary School. Mr. Mott holds a bachelor of arts degree from Dartmouth College.

Dr. Baltimore has been a director of MedImmune since August 2003. From 1997 to 2006, Dr. Baltimore was President of the California Institute of Technology and he is currently a Professor. From 1996 to 2002, he was the Chairman of the National Institutes of Health AIDS Vaccine Research Committee. From 1995 to 1997, Dr. Baltimore was an Institute Professor at the Massachusetts Institute of Technology (“MIT”), and from 1994 to 1997, the Ivan R. Cottrell Professor of Molecular Biology and Immunology at MIT. Previously, Dr. Baltimore was a Professor at Rockefeller University from 1990 to 1994, and was Rockefeller’s President from 1990 through 1991. He also served as founding director of the Whitehead Institute for Biomedical Research at MIT from 1982 to 1990. Dr. Baltimore’s honors include a 1975 Nobel Prize for his work in virology, the 1970 Gustave Stern Award in Virology, the 1971 Eli Lilly and Co. Award in Microbiology and Immunology, the 1999 National Medal of Science and the 2000 Warren Alpert Foundation Prize. He was elected to the National Academy of Sciences in 1974, and is also a fellow of the American Academy of Arts and Sciences, the American Association for the Advancement of Science and the American Academy of Microbiology. He is serving as President of the American Association for the Advancement of Science for 2007. Dr. Baltimore currently serves on the boards of directors of publicly traded companies Amgen, Inc. and BB Biotech, AG, a Swiss investment company. Dr. Baltimore holds a bachelor’s degree from Swarthmore College and a doctorate from Rockefeller University.

Dr. Barrett has been a director of MedImmune since 1988. He is the Chairman of the Board of Sensors for Medicine and Science, Inc., which he founded, and is a General Partner of New Enterprise Associates. From January 1997 to September 2001 he served as Chairman of the Board and Chief Executive Officer of Sensors for Medicine and Science, Inc. From July 1987 to September 1996, he was Chief Executive Officer and a director of Genetic Therapy, Inc. From 1982 to July 1987, Dr. Barrett served as President of Life Technologies, Inc. and its predecessor, Bethesda Research Laboratories, Inc. Prior to 1982, he was employed at SmithKline Beecham Corporation for 13 years, where he held a variety of positions, including President of its In Vitro Diagnostic Division and President of SmithKline Clinical Laboratories. Dr. Barrett serves on the boards of directors of publicly traded companies Pharmion, Inc., Inhibitex, Inc., Iomai Corporation, YM Bioscience, Inc. and Targacept, Inc. He also serves on the boards of directors of a number of private companies. Dr. Barrett holds a doctorate in biochemistry from the University of Tennessee and a master’s degree in business administration from the University of Santa Clara.

Dr. Cavanaugh has been a director of MedImmune since September 1990 and has been a General Partner of HealthCare Ventures LLC since 1989. He has been designated as the Lead Independent Director of our Company Board. From March 1985 to February 1989, Dr. Cavanaugh served as President of SmithKline and French Laboratories U.S., Inc., and as President of SmithKline Clinical Laboratories from 1981 to 1985. Prior thereto, Dr. Cavanaugh was the President of Allergan International, a specialty eye care company. Prior to his industry experience, Dr. Cavanaugh was Deputy Assistant to the President for Domestic Affairs and Deputy Chief of the White House Staff. Before his White House tour, he served as Deputy Assistant Secretary for Health and Scientific Affairs in the U.S. Department of Health, Education and Welfare and as Special Assistant to the Surgeon General of the U.S. Public Health Service. Dr. Cavanaugh currently serves as Trustee Emeritus of the California College of Medicine. He has served on the Company Board of the National Venture Capital Association, Pharmaceutical Research and Manufacturers Association, Unihealth America, the Proprietary Association and on the Board of Trustees of the National Center for Genome Resources. He was a Founding Director of the Marine National Bank in Santa Ana, California. Dr. Cavanaugh currently serves as Chairman of the Company Board of publicly traded companies Shire PLC and Diversa Corp., and as a member of the Company Board of publicly traded Advancis Pharmaceutical Corp. Dr. Cavanaugh also serves on the boards of directors of several private health care and biotechnology companies. Dr. Cavanaugh holds a doctorate and a master’s degree from the University of Iowa and a bachelor of science degree from Fairleigh Dickinson University.

Ms. Franklin has been a director of MedImmune since November 1995. She is President and Chief Executive Officer of Barbara Franklin Enterprises, a private investment and management consulting firm in Washington, D.C. that she founded in January 1995. Between January 1993 and January 1995, she was a lecturer and served as a director of various corporations and organizations. Ms. Franklin served as the 29th U.S. Secretary of Commerce from 1992-1993. Prior to that appointment, she was President and Chief Executive Officer of Franklin Associates, a management consulting firm which she founded in 1984. Ms. Franklin was a Senior Fellow of the Wharton School of Business (1979-1988), an original Commissioner and Vice Chair of the U.S. Consumer Product Safety Commission (1973-1979), and a staff assistant to the President of the U.S. (1971-1973). Prior to that, she held executive positions at Citibank and the Singer Company. She is Chairman of the Economic Club of New York, Vice Chair of the US-China Business Council, a director of the National Association of Corporate Directors and a member of the Public Company Accounting Oversight Board Advisory Council. She is a past director of the Nasdaq Stock Market, Inc. and the American Institute of CPAs. She received an Outstanding Director award from the Outstanding Director Exchange (2003), Director of the Year by the National Association of Corporate Directors (2000), and was awarded the John J. McCloy award for her contributions to audit excellence (1992). Ms. Franklin currently serves on the Company Board of publicly traded companies Aetna Inc., The Dow Chemical Company, GenVec, Inc. and Washington Mutual Investors Fund. She graduated from the Pennsylvania State University with distinction and earned an MBA from the Harvard Business School.

Mr. Hotz has been a director of MedImmune since March 2007. He is the Co-Chairman, Senior Managing Director and Co-Head of Corporate Finance of Houlihan Lokey Howard & Zukin. He also serves as a member of Houlihan Lokey’s Board and the Operating Committee, having joined Houlihan Lokey in 2002. From 1997 through 2002, Mr. Hotz served with UBS, ultimately becoming Senior Vice Chairman, Investment Banking for the Americas. For most of his career, Mr. Hotz managed the corporate finance departments of major investment banks. Mr. Hotz serves as a director of publicly held companies Pep Boys — Manny, Moe & Jack and Universal Health Services, Inc. Mr. Hotz holds an undergraduate degree from Rutgers University and received his MBA from Cornell University.

Dr. Milne has been a director of MedImmune since April 2005, and previously served on our Scientific Advisory Board from January 2004 until March 2005. From 1970 to July 2002, Dr. Milne held various management positions with Pfizer Corporation, including most recently Executive Vice President, Pfizer Global Research and Development and President, Worldwide Strategic and Operations Management. Dr. Milne was also a Senior Vice President of Pfizer Inc. and a member of the Pfizer Management Council. He was President of Central Research from 1993 to July 2002 with global responsibility for Pfizer’s Human and Veterinary Medicine Research and Development. Dr. Milne currently serves as a Venture Partner with Radius Ventures and also serves on the Company Board of publicly traded companies Aspreva Pharmaceuticals, Inc., Charles River Laboratories, Inc. and Mettler-Toledo International, Inc.

Ms. Wyatt has been a director of MedImmune since February 2002. Ms. Wyatt retired in December 2000 from Merck & Co., Inc. where she had headed Merck’s worldwide product and technology acquisition activities as Vice President of Corporate Licensing. Ms. Wyatt joined Merck in 1980 and was responsible for many of its major agreements. Previously she had been a consultant and an academic administrator responsible, for example, for the Harvard Business School’s first formal marketing of its executive education programs. She currently serves on the Company Board of Sweet Briar College. Ms. Wyatt also serves on the boards of directors of public companies Neose Technologies, Inc., Ariad Pharmaceuticals, Inc., and The Medicines Company. Ms. Wyatt graduated with a bachelor of arts magna cum laude and Phi Beta Kappa from Sweet Briar College, earned a master’s degree in education from Boston University and a master’s degree in business administration with honors from the Harvard Business School.

Dr. Young has over 30 years of experience in the fields of molecular genetics, microbiology, immunology and pharmaceutical development. In December 2000, Dr. Young was promoted to the position of President, Research and Development. He joined MedImmune in 1989 as Vice President, Research and Development. In 1995, he was promoted to Senior Vice President and in 1999 he was promoted to Executive Vice President, Research and Development. Dr. Young received his doctorate in microbiology and immunology from Baylor College of Medicine in Houston, Texas and a bachelor of science degrees in biology and general science from Villanova University in Villanova, Pennsylvania. Dr. Young is a member of the Company Board of Xencor, Inc.

Dr. Connor was promoted to Executive Vice President and Chief Medical Officer in September 2004. He joined MedImmune as Director of Clinical Studies in 1994 and was promoted to Vice President, Clinical Development in 1995. In his current post, he is responsible for directing all medical activities for MedImmune, which include Clinical Research and Operations, Medical and Scientific Affairs and Product Safety. Dr. Connor holds a bachelor’s degree in biology from Villanova University and a medical degree from University of Pennsylvania School of Medicine. He did postgraduate training in pediatrics at Children’s Memorial Hospital/Northwestern University in Chicago, where he also served as Chief Resident and did a fellowship in Pediatric Infectious Diseases at the University of Rochester.

Mr. Mathers was named Executive Vice President, Corporate Development and Venture, in August 2006. Mr. Mathers is responsible for the Company’s licensing, business development and merger and acquisition activities, including evaluating investment opportunities for MedImmune Ventures. He joined MedImmune as Vice President, Corporate Development, in 2002 and was named Senior Vice President, Corporate Development, in February 2005. Prior to joining MedImmune, Mr. Mathers was Vice President of Marketing and Corporate Licensing and Acquisitions at Inhale Therapeutic Systems. Previously, he enjoyed a successful 15-year career at Glaxo Wellcome, Inc. (now GlaxoSmithKline), holding a number of positions of increasing responsibility in sales and marketing. Mr. Mathers started his career at Ortho Pharmaceuticals Corporation (a division of Johnson & Johnson) as a researcher. He holds a bachelor’s degree in chemistry from North Carolina State University.

Drs. Machielse was appointed Executive Vice President, Operations in November 2006. Drs. Machielse has responsibility for manufacturing, quality, supply chain and engineering facilities. He joined MedImmune in May 1999 as Vice President, Quality. In September 2003, Drs. Machielse was named Senior Vice President, Quality. In January 2005, he was appointed Senior Vice President, Operations. Prior to joining MedImmune, Drs. Machielse was vice president of quality control and quality assurance for Xoma Corporation of Berkeley, California. He also spent several years in various manufacturing and quality positions at Centocor BV of the Netherlands. Drs. Machielse holds a bachelor of science degree in medical biology and a master of science degree in biochemistry from the University of Utrecht, the Netherlands.

Mr. Bertrand was promoted to Senior Vice President in November 2005, and serves as our General Counsel, Secretary and Corporate Compliance Officer, and also has responsibility for our Government Affairs and public policy teams. He was appointed our first General Counsel in September 2003. He joined MedImmune in 2001 as Vice President, Legal Affairs, and was appointed Corporate Compliance Officer shortly thereafter. Prior to joining MedImmune, Mr. Bertrand served in various legal positions at Pharmacia Corporation from 1997-2001, including Litigation Counsel, Senior Corporate Counsel and Associate General Counsel. He had also been Associate General Counsel for a life insurance company; a partner at Dickinson, Wright, Moon, Van Dusen & Freeman of Lansing, MI; and taught courses at various institutions, including Seton Hall University School of Law. Mr. Bertrand holds a bachelor of science degree in biology from Wayne State University and a juris doctorate (cum laude) from University of Wisconsin – Madison.

Mr. Greenleaf was appointed MedImmune’s Senior Vice President, Marketing and Sales, in May 2006. In this role, he is responsible for leading MedImmune’s global commercial organization and developing strategies to ensure the successful commercialization of the company’s current and future product portfolio. Mr. Greenleaf joins MedImmune from Centocor, Inc., where he served as Vice President of the Gastroenterology Franchise, responsible for sales, marketing, strategic planning and business development. Previously, he was employed in sales and marketing capacities with Boehringer Mannheim Corporation and US Healthcare, Inc. Mr. Greenleaf holds a bachelor of science degree from Western Connecticut State University, and a master’s degree in business administration from St. Joseph’s University.

Ms. Lupien was promoted to Senior Vice President of Human Resources in November 2005. She joined MedImmune as Vice President of Human Resources in April 2002. Prior to joining MedImmune, Ms. Lupien was Senior Vice President of Human Resources at Orbital Sciences Corporation from 2000 until 2002. Previously she held a variety of positions of increasing responsibility at James Martin & Company, Betzdearborn, Inc., Freuhauf Trailer Corporation and IBM Corporation. Ms. Lupien has a bachelor’s degree in social sciences from the University of South Florida and a master’s degree in business administration from Jacksonville University.

Dr. Mazel joined MedImmune as Senior Vice President, Product Planning and Portfolio Management, in June 2006. In this position, Dr. Mazel is responsible for leading the life-cycle management of the company’s expanding portfolio of products and product candidates, specifically focusing on new product planning, project management, market research and competitive intelligence. Prior to joining MedImmune, Dr. Mazel held a number of senior leadership positions at Merck & Co. Previously, Dr. Mazel was a principal with Pittiglio, Rabin, Todd and McGrath, a consulting firm that provides services to improve strategic planning, technology management, product development and marketing operations for leading pharmaceutical and biotechnology companies. Prior to his consulting work, Dr. Mazel held positions of increasing responsibility at Wyeth Pharmaceuticals. Dr. Mazel received both his bachelor’s and master’s degrees from George Washington University, and his Ph.D. from the University of Maryland.

Ms. Zoth was appointed MedImmune’s Senior Vice President and Chief Financial Officer in April 2004, having joined MedImmune in August 2002 as Vice President and Controller. As Chief Financial Officer, Ms. Zoth has responsibility for all financial activities, information technology and public affairs. Prior to joining MedImmune, Ms. Zoth was Senior Vice President and Corporate Controller for PSINet, Inc. During her tenure at PSINet, Ms. Zoth led many of the efforts associated with compliance with the bankruptcy court and participated in the due diligence efforts as parts of the Company were disposed. Between 1998 and 2000, Ms. Zoth was Vice President, Corporate Controller and Chief Accounting Officer of Sodexho Marriott Services, Inc. Prior to Sodexho Marriott, Ms. Zoth was Vice President, Financial Analysis, for Marriott International, Inc.’s food and management services division. Ms. Zoth is a CPA, and holds a bachelor of business administration — summa cum laude in accounting from Texas Tech University.

THE COMPANY BOARD AND BOARD COMMITTEES

The Company Board is composed of nine members. On January 30, 2007, Mr. Gordon S. Macklin, a member of the Company Board died. During 2006 and until his death, Mr. Macklin served as the Chair and member of the Investment Committee and also served as a member of the Audit Committee and the Compensation and Stock Committee. On March 30, 2007, the Company Board appointed Mr. Robert H. Hotz as a member of the Company Board. Mr. Hotz was also appointed to serve in the Compensation and Stock Committee and the Investment Committee.

Committees of the Company Board consist of the Audit Committee, the Compensation and Stock Committee, the Corporate Governance and Nominating Committee, the Investment Committee, the Compliance Committee and the Executive Committee. All of these committees operate under a written charter which sets the functions and responsibilities of that committee. A copy of the charter for each committee can be found on our website at www.medimmune.com. More information concerning each of the committees is set forth below.

The Audit Committee

The Audit Committee oversees matters relating to the adequacy of our controls and financial reporting process and the integrity of our financial statements, our compliance with legal requirements relating to financial disclosure, the qualifications and independence of our independent registered public accountants and the effectiveness of our internal audit function and independent registered public accountants. The Audit Committee also reviews audit plans and procedures, changes in accounting policies and the use of the independent registered public accountants for any non-audit services. In addition, the Audit Committee reviews any related party transactions in which the Company is involved, if any. The Audit Committee is also responsible for establishing procedures for the receipt, retention and treatment of any complaints we receive regarding accounting, internal accounting controls or auditing matters and any confidential, anonymous submissions by our employees regarding concerns of questionable accounting or auditing matters. The Board has determined that Ms. Franklin and Dr. Barrett qualified as “audit committee financial experts” as defined by the rules of the U.S. Securities and Exchange Commission (the “Securities and Exchange Commission”). The members of the Audit Committee are Ms. Franklin (Chair), Dr. Barrett and Ms. Wyatt. During 2006, the Audit Committee met ten times.

Report of the Audit Committee

The Board of Directors appoints the Audit Committee each year. As set forth in its charter, the mission of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities relating to the accounting and financial reporting processes and the audits of the company’s financial statements and encompasses: the integrity of the company’s financial statements; compliance with legal requirements relating to financial disclosure; the qualification and independence of the company’s independent registered public accountants; and the effectiveness of the internal audit function and independent registered public accountants. The Company’s management is responsible for preparing the financial statements and the independent registered public accountants are responsible for auditing those financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States. The Company’s management is also responsible for maintaining effective internal controls over financial reporting and for making an assessment of the effectiveness of internal controls over financial reporting on an annual basis, and the independent registered public accountants are responsible for expressing opinions on management’s assessment and on the effectiveness of our internal controls over financial reporting.

In the performance of its oversight function, the Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”), our independent registered public accountants, the Company’s financial statements for the year ended December 31, 2006, our assessment as of December 31, 2006, of the effectiveness of internal controls over financial reporting, and the opinions of PricewaterhouseCoopers concerning our 2006 consolidated financial statements and internal controls over financial reporting as of December 31, 2006. The Audit Committee also discussed with PricewaterhouseCoopers the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as well as the independence of PricewaterhouseCoopers from our management and us. PricewaterhouseCoopers provided the Audit Committee the written disclosures required by the Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The Audit Committee also received from PricewaterhouseCoopers written confirmations with respect to the non-audit services provided to us by PricewaterhouseCoopers and considered whether the provision of such non-audit services was compatible with maintaining PricewaterhouseCoopers’ independence.

The members of the Audit Committee are not professional accountants or auditors and, in performing their oversight role, rely without independent verification on the information and representations provided to them by management and PricewaterhouseCoopers. Accordingly, the Audit Committee’s oversight does not provide an independent basis to certify that the integrated audit of our financial statements and internal control over financial reporting has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States), that the financial statements are presented in accordance with accounting principles generally accepted in the United States, that our internal controls over financial reporting were effective as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), or that PricewaterhouseCoopers is in fact “independent.”

Based on its review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements as of and for the year ended December 31, 2006, be included in our Annual Report to Stockholders and our Annual Report on Form 10-K filed with the Securities and Exchange Commission and determined, subject to ratification by our stockholders, to retain PricewaterhouseCoopers as independent registered public accountants to conduct an integrated audit of our consolidated financial statements and internal control over financial reporting as of and for the year ending December 31, 2007.

Audit Committee

Barbara Hackman Franklin
M. James Barrett, Ph.D.
Elizabeth H.S. Wyatt

The Compensation and Stock Committee

The Compensation and Stock Committee determines the compensation and benefits of our executive officers and establishes general policies relating to compensation and benefits of our employees. The Compensation and Stock Committee is also responsible for administering our stock incentive plans in accordance with the terms and conditions set forth therein. The members of the Compensation and Stock Committee are Dr. Cavanaugh (Chair), Dr. Barrett, Ms. Franklin, Mr. Hotz and Dr. Milne. During 2006, the Compensation and Stock Committee met five times.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2006, the Compensation and Stock Committee consisted of Dr. Cavanaugh (Chair), Dr. Barrett, Mr. Macklin, Ms. Franklin and Dr. Milne. None of these directors had any contractual or other relationships with us during the fiscal year except serving as directors.

Report of the Compensation and Stock Committee

The Compensation and Stock Committee (the “Compensation Committee”) has furnished the following report on compensation for fiscal year 2006 for the Chief Executive Officer and the other executive officers listed on the Summary Compensation Table (the “Named Executive Officers”) of this report. The Compensation Committee is composed of independent members of the Board of Directors. The primary mission of the Compensation Committee is to assist the Board of Directors in fulfilling its oversight responsibilities relating to the compensation of the Company’s senior executives. In that regard, the Compensation Committee establishes executive compensation policies and administers the Company’s executive compensation programs, including the compensation of the Named Executive Officers. The Compensation Committee is also responsible for administering the Company’s incentive compensation as well as equity-based incentive plans.

The Compensation Committee has retained an independent consulting firm, Towers Perrin, to assist it in fulfilling its responsibilities. The independent consultant is engaged by, and reports to, the Compensation Committee. In 2006, the independent consultant was engaged for the purpose of conducting a review of the competitiveness of the executive compensation program for members of MedImmune’s executive management team, presenting data on industry compensation trends, specific data relative to each member of senior management and compiling “tally sheets” that provided the Compensation Committee with detailed information on the total compensation and benefits provided to the Named Executive Officers.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section provided below. Based on such review and discussions with the independent consultant and the Company’s management, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis should be included in this Information Statement

Compensation and Stock Committee

James H. Cavanaugh, Ph.D. (Chair)
M. James Barrett, Ph.D.
Barbara Hackman Franklin
George M. Milne, Jr., Ph.D.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee oversees matters regarding our corporate governance and the composition and effectiveness of the Company Board. The Corporate Governance and Nominating Committee’s responsibilities include identifying, reviewing qualifications of and making recommendations with respect to potential nominees to fill open positions on the Company Board. The Corporate Governance and Nominating Committee also considers qualifications of nominees recommended by MedImmune stockholders. If you wish to recommend a nominee, you may do so by writing to the Company Board, care of the Corporate Secretary, following the procedure described in the “Report of the Corporate Governance and Nominating

Committee” below. The members of the Corporate Governance and Nominating Committee are Dr. Cavanaugh (Chair), Ms. Franklin and Dr. Milne. During 2006, the Corporate Governance and Nominating Committee met five times.

Investment Committee

The Investment Committee is responsible for overseeing our investment portfolio. The Investment Committee reviews our investment policy, oversees the performance of the MedImmune Ventures funds, and evaluates the performance of our investment portfolio. The members of the Investment Committee are Ms. Wyatt (Chair), Dr. Baltimore and Mr. Hotz. During 2006, the Investment Committee met one time.

Compliance Committee

The Compliance Committee oversees our compliance with laws and regulations relating to the research, development, manufacture and marketing of our products. The members of the Compliance Committee are Dr. Barrett (Chair), Dr. Baltimore and Ms. Wyatt. During 2006, the Compliance Committee met four times.

Executive Committee

The Executive Committee is responsible for matters that may arise from time to time between regular meetings of the Company Board. The members of the Executive Committee are Dr. Hockmeyer (Chair), Dr. Barrett, Dr. Cavanaugh, Ms. Franklin and Mr. Mott. During 2006, the Executive Committee met one time.

During 2006, the Company Board met ten times. All directors attended more than 75% of the 2006 meetings of the Board and the Committees on which they serve.

SECURITY OWNERSHIP OF MANAGEMENT AND
CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of our common stock of each person known to be the beneficial owner of more than five percent of the outstanding common stock, each of our directors, each of our Named Executive Officers and all our executive officers and directors as a group. Unless otherwise specified, the information in the table below is as of January 31, 2007 and the address of each named beneficial owner is c/o MedImmune, Inc., One MedImmune Way, Gaithersburg, Maryland 20878.

	Beneficial Ownership
	Number of
Name	Shares	Percent

Goldman Sachs Asset Management, L.P.(1) 32 Old Slip	22,230,730	9.33%
New York, NY 10005
T. Rowe Price Associates, Inc.(2)	15,852,152	6.65%
100 E. Pratt Street Baltimore, MD 21202
Fidelity Research & Management Corp.(3)	12,253,710	5.14%
82 Devonshire Street
Boston, MA 02109
Wayne T. Hockmeyer, Ph.D.(4)	1,878,100	*
David M. Mott(4)	4,942,598	2.07%
David Baltimore, Ph.D.(4)	49,560	*
M. James Barrett, Ph.D.(4)	166,000	*
James H. Cavanaugh, Ph.D.(4)	236,590	*
Barbara Hackman Franklin(4)	169,925	*
George M. Milne, Jr., Ph.D.(4)	22,500	*
Elizabeth H.S. Wyatt(4)	106,000	*
James F. Young, Ph.D.(4)(5)	1,951,625	*
Edward M. Connor, M.D.(4)	665,875	*
Lota S. Zoth, C.P.A.(4)	148,963	*
All executive officers and directors as a group (17 persons)(4)(5)	10,962,163	4.60%

*	Less than one percent.

(1)	Based on a Schedule 13G filed on February 9, 2007.

(2)	Based on an amendment to Schedule 13G filed on February 13, 2007. MedImmune has been advised that various individual and institutional investors own these securities and T. Rowe Price Associates, Inc. serves as investment adviser with the power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates, Inc. is deemed to be the beneficial owner of such securities, but it expressly disclaims such beneficial ownership.

(3)	Based on an amendment to Schedule 13G filed on February 14, 2007.

(4)	Includes shares of common stock issuable upon exercise of options vesting prior to April 1, 2007 as follows: Dr. Hockmeyer, 1,867,500 shares; Mr. Mott, 4,623,982 shares; Dr. Baltimore, 45,000 shares; Dr. Barrett, 165,000 shares; Dr. Cavanaugh, 135,000 shares; Ms. Franklin, 165,000 shares; Dr. Milne, 22,500; Ms. Wyatt, 105,000 shares; Dr. Young, 1,853,693 shares; Dr. Connor, 601,875 shares; Ms. Zoth, 147,500 shares; and all executive officers and directors as a group, 10,333,424 shares.

(5)	Includes 11,039 shares as to which Dr. Young has shared voting power, which shares are held in the James F. and Christine M. Young Foundation, a charitable foundation.

EXECUTIVE COMPENSATION AND OTHER
INFORMATION CONCERNING EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Overall Executive Compensation Objectives

MedImmune has five key objectives for its executive compensation program:

•	Attracting, motivating and retaining talented executives with significant industry experience by targeting total compensation opportunities at the 50th percentile of our comparator groups, with an opportunity to earn above the 50th percentile based on Company and individual performance;

•	Delivering the majority of senior executives’ compensation through performance-based pay, no significant perquisites and limited use of supplemental executive benefits;

•	Emphasizing long-term equity awards to link compensation to shareholder returns as evidenced by a compensation program in which long-term equity represents more than 70% of the annual compensation opportunity for senior executives;

•	Providing performance-based annual incentive awards tied to the successful progress toward and achievement of the Company’s long-term strategic objectives, individual objectives and the attainment of annual goals; and

•	Maintaining a program that supports the Company’s core values, is easy for participants to understand and does not present unusual complexities to administer.

Peer Group and Targeted Competitiveness

In order to attract and retain a highly skilled executive team, the Compensation Committee believes that MedImmune’s compensation practices must remain competitive with those of other employers for which MedImmune competes for talent. In evaluating compensation levels, the Compensation Committee relies on compensation data from two peer groups: (i) leading biotechnology companies (the “Top Biotech” peers) and (ii) a broader group of biotechnology, pharmaceutical and life sciences companies (the “All Bio/Pharma” sample). The Top Biotech peers include both “core” peers which are the largest biotech companies in terms of market capitalization and sales, and “emerging” peers which are other biotech companies, which over time are expected to increasingly compete with us for executive talent. For 2006,

•	The “core” peers were: Amgen Inc., Genentech, Inc., Genzyme Corporation, Biogen Idec Inc., Gilead Sciences, Inc., Shire PLC, Cephalon, Inc., Sepracor Inc., Millennium Pharmaceuticals, Inc., Celgene Corporation, and Imclone Systems Inc.

•	The “emerging” peers were: PDL Biopharma, Inc., OSI Pharmaceuticals, Inc., Alkermes, Inc., Vertex Pharmaceuticals Inc., Amylin Pharmaceuticals, Inc., and Human Genome Sciences, Inc.

Additionally, the Company collects data from the “All Bio/Pharma” sample, which included forty-nine biotechnology, pharmaceutical and life sciences companies. The “All Bio/Pharma” sample provides us with perspective on compensation levels and trends beyond the direct biotechnology industry, including perspective on levels and trends among pharmaceutical companies against which MedImmune periodically competes for executive talent.

The Compensation Committee targets the median pay levels of the corresponding positions as a guideline for setting base salaries, annual incentives and equity-based long-term incentives. To the extent information about a specific position is not disclosed by peers or proxy data is insufficient, survey data is acquired by the Compensation Committee as an alternative tool for evaluating levels of executive compensation.

Elements of the Compensation Program

Base Salary

MedImmune chooses to pay base salaries based on competitive practice and to provide executives with an annual income based on the services they provide to the Company. Base salaries are generally targeted at the median of the peer groups identified above. However, actual base salary levels may be adjusted above or below the median based on a variety of factors, including an executive’s past performance and supply and demand for the executive’s position in light of the skills required to carry out the job function. Additionally, MedImmune believes that individual performance of senior executives can have significant impact on overall Company results. Therefore, when making salary increase decisions, the Compensation Committee considers both individual performance and the Company’s overall results for the prior year in relation to our specified goals and objectives. While there is no formula to determine the magnitude of salary increases, both individual and overall Company performance factor explicitly into salary increase decisions (in addition to the peer compensation and economic data).

Performance-based Annual Incentive Awards

MedImmune chooses to pay performance-based annual incentive awards in order to motivate and reward executive officers for the achievement of MedImmune’s strategic and financial goals. MedImmune establishes these performance-based incentive award targets, expressed as a percentage of salary, that range from 40% to 80% for senior executives and 100% for the Chief Executive Officer. The performance-based incentive award targets are set based on median peer group data. Actual awards can be above or below the target incentive award opportunity, based on the extent to which MedImmune achieves its performance objectives and the individual executive achieves his or her personal goals.

For the Chief Executive Officer, 60% of the target incentive opportunity is based on overall Company results and the remainder 40% is based on individual performance; for the other Named Executive Officers, 40% to 50% of the target incentive opportunity is based on overall Company results with the remainder based on individual performance. For the 2007 fiscal year, the weight given to company results to determine target incentive will be increased to 70% for the Chief Executive Officer and 50% to 60% for the other Named Executive Officers.

In terms of Company goals used in the annual incentive plan, MedImmune’s philosophy is that progress against long-term strategic goals is the most critical objective for the Company and its executive officers. Thus, performance against long-term strategic goals receives the greatest weight, although there is still significant weighting on annual financial goals such as sales growth, expense management and earnings performance. The long-term strategic focus of the Company is generally represented by the following categories of objectives:

•	Commercial Objectives: increasing product sales, improving margins, identifying markets and expanding capabilities, and improving manufacturing, distribution and supply chains for marketed products;

•	Research & Development (“R&D”) Objectives: achieving regulatory and development milestones for critical late-stage clinical programs, initiating new preclinical and clinical studies, expanding strategic alliances, and expanding and securing intellectual property protection; and

•	Infrastructure and Organizational Objectives: streamlining business processes to create sustainability and scalability, managing capital investments, operational budgets and corporate expansion, including human resource and capital asset growth.

More specifically, the annual objectives that MedImmune focused on for fiscal 2006 to support the strategic direction of the Company included:

•	Supporting the growth of Synagis, Ethyol, FluMist and CytoGam;

•	Developing FluMist as a better influenza vaccine;

•	Developing Numax as a differentiated successor to Synagis;

•	Bringing two additional products to market by 2010;

•	Elevating science and evolving R&D governance; and

•	Continuing to develop our people, processes and culture.

Payout amounts are based on the Compensation Committee’s final evaluation of the Company’s overall progress against these specified long-term strategic goals, key metrics and individual executives’ contributions to that progress. Each year, the evaluation process is facilitated through the use of a Company rating scorecard. Early in the year, management consults with the Compensation Committee to establish the goals and metrics identified in the scorecard. At year-end, progress against the pre-established scorecard is evaluated and approved by the Compensation Committee.

While evaluating performance, the Compensation Committee took into consideration the factors and results outlined below prior to awarding 2006 performance-based incentive awards. Highlights included:

•	Progress against the pre-established goals articulated in the Company scorecard

•	Supporting continued growth of marketed products

—	Upgraded and strengthened the sales and marketing infrastructure for Synagis; commercial execution — successfully transitioned promotional efforts from the Ross Products Division of Abbott Laboratories to MedImmune, achieved $300 million milestone of international end — user Synagis sales, initiated end-to-end optimization of supply chain, and successfully completed new Cytogam manufacturing licensure

•	Developing Numax as a differentiated successor to Synagis

—	Met targets focused on delivering a differentiated product and continued optimization of the product development process

•	Developing FluMist as a better flu vaccine

—	Secured cell culture contract with the United States Department of Health & Human Services, substantially met targets focused on delivering US launch in 2007, and submitted sBLA for expanded indication

•	Bringing two additional products to market by 2010

—	Merck’s human papillomavirus vaccine (“HPV”) was approved by the Food and Drug Administration in June 2006, utilizing MedImmune’s virus-like particle technology

—	Successfully managed the MedImmune Ventures portfolio, strategically targeted new investments and liquidated certain existing investments, strategically invested in facilities, and effectively managed product portfolio through in-licensing new programs and out-licensing existing programs

•	Elevating science and evolving R&D governance

—	Implemented a portfolio management strategy and new evaluation processes, and enhanced R&D governance infrastructure through re-staffing/restructuring and redefining roles internally

•	Developing people, process and culture

—	Significant strides implemented strategies targeting the development of enterprise-wide talent, initiated revamp of publications process and Phase 4 design and execution processes

•	Key Metrics/Targets

•	Grow revenue to $1.4 billion — actual revenue was $1.3 billion

•	Achieve diluted earnings per share (excluding share-based compensation) of $0.40-0.50 — actual diluted earnings per share (excluding share-based compensation) was $0.30

•	Manage capital investment of $175 million — actual capital investment was $133 million

•	Manage headcount growth to 8-10% — actual headcount growth was 7%

Product sales volume results for the 2005/2006 RSV (respiratory syncytial virus) season as reported at mid-year were approximately 92% of the target plan. As a result, commission payouts to the field sales force employees were reduced by approximately 50% on average as compared to the target. In addition, several sales managers received no commission payout following the 2005/2006 RSV season. Further, several actions were taken by executive management to address the shortfall and reposition the Company’s sales and marketing organization, including leadership and organizational changes. Where appropriate, 2006 performance-based incentive award payouts to the Named Executive Officers also reflect a discount to target.

Two additional items to note in relation to 2006 performance relate to: (i) the substantially better than expected returns generated by the MedImmune Ventures portfolio in 2006, and (ii) the decisions made by our Board of Directors to execute several discretionary business development transactions which negatively impacted our earnings per share. The alliances the Company entered into with Infinity Pharmaceuticals, Inc. and BioWa, Inc. alone resulted in up-front expenditures of $85 million, thereby lowering our diluted earnings per share.

Based on these accomplishments and factors, the Company awarded performance-based incentive awards to the Named Executive Officers as follows:

	Target		Actual Payout
	Award as a		as a % of
Name	% of Base	Actual Payout	Target Award

David M. Mott	100%	$650,000	62%
Lota S. Zoth	40%	$140,000	100%
James F. Young, Ph.D.	80%	$400,000	83%
Wayne T. Hockmeyer, Ph.D.	60%	$340,000	99%
Edward M. Connor, M.D.	60%	$250,000	95%

Annual objectives to evaluate the performance of the Company’s executives were established in early 2007 to further the Company’s progress against its long-term strategic goals. Highlights include:

•	Deliver on commercial commitments

•	Achieve sales goals for marketed products

•	Advance expansion efforts for the influenza vaccine franchise

•	Prepare for the launch of Numax

•	Achieve financial objectives

•	Total revenues of $1.5 billion

•	Gross profit of 74%

•	Pre-tax income of $340-$360 million

•	Earnings per share (excluding share-based compensation) of $0.90-95

•	Cash flows from operations of $200-250 million

•	Enhance the value of product candidate portfolio

•	Strengthen late stage pipeline and advance key programs through pipeline

•	Develop strategy to ensure pipeline delivers long-term revenue growth for the enterprise

•	Enhance enterprise value through operational excellence

•	Reduce cost of goods sold

•	Enhance yields

•	Optimize sales and marketing processes

•	Build organizational capabilities

•	Enhance talent management strategies enterprise wide

•	Identify and pursue enabling infrastructure technologies

Stock Options

The Compensation Committee has evaluated a variety of long-term incentive vehicles and has determined that stock options continue to be the long-term equity vehicle that best aligns executive officers’ interests with long-term shareholder value creation. With stock options, executives do not receive any reward unless the stock price increases above the exercise price of the option at the time it is granted. Additionally, due to the imposition of a four-year ratable vesting requirement, executives must remain employed by the Company through the four-year vesting period in order to fully realize any option gains.

MedImmune’s philosophy is to determine the size and eligibility for annual option grants based explicitly on the Company’s performance in the prior year relative to specified goals and objectives. In addition, in setting grant sizes for individual executives, the Company also considers each individual executive’s contributions toward the Company’s goals as well as peer group compensation data.

Annual stock options are generally granted in the first quarter of each year, during the Compensation Committee meeting in which decisions are made with respect to salary increases and incentive award payments for the prior year’s performance. All stock options are granted with an exercise price equal to the closing price on the day preceding the grant date. The approval of grants of stock options associated with the hiring or promotion of new executives during the course of the year generally occurs at the next scheduled meeting of the Compensation Committee following such new hire or promotion. The grant date for the stock options granted to the newly hired or promoted executives will be such meeting date of the Compensation Committee. Even if the granting of stock options to newly hired or promoted executives will await the next meeting of the Compensation Committee, the Compensation Committee, in consultation with management, is actively involved in determining the positions, compensation levels and other relevant factors for the newly hired or promoted executives.

Mix of Compensation Elements

Given MedImmune’s stated objectives, the Company believes that it is necessary to provide a balanced compensation program that includes both current compensation in the form of cash and long-term compensation in the form of equity. Salaries and the annual performance-based incentive award program constitute the current cash component of the program while stock options constitute the long-term, non-cash component of the overall program. No other forms of long-term incentives are awarded.

There is no specific policy with regard to the allocation between current versus long-term and cash versus non-cash compensation. Rather, the compensation mix is primarily a function of targeted competitive positioning on the major elements of each executive’s annual compensation opportunity with an appropriate mix of salary, performance-based incentive award and long-term incentives through stock options. Although desired competitive positioning is a primary driver in compensation mix, an executive’s mix between current versus long-term compensation can also be driven by internal factors that affect the executive’s targeted compensation opportunity. These factors may include results achieved by the executive, future potential and the scope of responsibilities and experience.

For purposes of 2006 compensation to our Named Executive Officers, the mix of current cash compensation (salary and target performance-based incentive award) versus long-term equity compensation (based on the present value of stock options) was approximately as follows:

•	Chief Executive Officer: 20% in current cash compensation and 80% in long-term equity compensation

•	Other Named Executive Officers: 30% in current cash compensation and 70% in long-term equity compensation

Changes in Compensation Elements

There are several factors that MedImmune evaluates in determining increases or decreases in compensation. These may include, promotions, performance-based increases to salary, compensation trends in the market (such as changes in typical target annual incentive levels or changes in market long-term incentive values), internal considerations such as changes in the executive’s responsibilities and actual performance achieved compared to performance targets.

Severance and Change-in-Control Severance Practices

MedImmune has entered into employment agreements with all of the Named Executive Officers as well as other senior officers of the Company. Termination payments are provided to these officers under two scenarios: involuntary termination without cause or an involuntary termination following a change-in-control.

The rationale for providing severance benefits under these two scenarios is based on competitive market practice and MedImmune’s desire to provide some level of income continuity should an executive’s employment be terminated in either of the above circumstances. The company believes that providing for such income continuity results in greater management stability and minimized costs to address unwanted management turnover. Additionally, the Company has established termination provisions designed to ensure that executives’ interests remain aligned with the interests of shareholders should a potential change-in-control occur.

Specific payment and benefit provisions related to both involuntary termination without cause or following a change-in-control are described in detail in the tables under “Potential Payments Upon Termination or Change-in-Control” below. However, with regard to selecting our triggering events for payment of benefits upon change-in-control MedImmune has adopted the following philosophy:

•	MedImmune believes that executives should receive some level of income continuation. Therefore, upon involuntary termination following a change-in-control, executives would receive continuation of salary and performance-based incentive award for a three-year period, in the case of Mr. Mott, Dr. Hockmeyer and Dr. Young and for a two-year period, in the case of Ms. Zoth and Dr. Connor. Benefits would also be continued for a period commensurate with the salary and performance-based incentive award continuation period, except that in the case of Dr. Hockmeyer, as our Founder, will be entitled to lifetime medical coverage.

•	With regard to acceleration of unvested equity, MedImmune’s philosophy is that people are a key asset of the firm and broad use of a single trigger vesting would potentially diminish the Company’s value to a potential acquirer. Therefore, at present, only MedImmune’s top three executives (Mr. Mott, Dr. Hockmeyer, and Dr. Young) are eligible to receive automatic acceleration in vesting of unvested equity at the time of a change-in-control. The remaining MedImmune officers with change-in-control severance agreements receive acceleration in vesting of unvested equity only if they are terminated following a change-in-control.

As described in the Schedule 14D-9, in exchange for the agreement of each executive to terminate his or her employment agreement upon completion of the Merger, MedImmune will pay to the executives holding such employment agreements an amount equal to the amount that would be payable under such agreements in the case of a termination for “good reason” following a “change in control” (as such terms are defined in such agreements).

Accounting and Tax Considerations

Accounting and tax issues are explicitly considered in setting compensation policies, especially with regard to MedImmune’s choice of long-term incentive types. MedImmune utilizes stock options based partly on the accounting treatment these options receive under FAS 123R. The expense per share granted is determinable at grant date and reflects the expected impact of forfeitures.

In addition to the impact accounting treatment has had in selection of long-term incentive types, MedImmune also regularly quantifies the overall expense arising from the compensation program. With regard to MedImmune’s policies on Section 162(m), the Compensation Committee generally seeks to maximize the deductibility of compensation paid to executive officers. However, it also recognizes that the payment of non-deductible compensation under Section 162(m) may at times be in the best interests of the Company and therefore the Compensation Committee maintains flexibility to pay compensation that is non-deductible.

Consideration of Compensation from Prior Awards

The Compensation Committee does not explicitly consider compensation realized or potentially realizable from prior compensation awards when setting current year’s compensation levels. However, the Compensation Committee engages an independent consultant to compile “tally sheets” that provide the Compensation Committee with detailed information on the total compensation and benefits provided to MedImmune’s Named Executive Officers as well as the value of each executive’s equity holdings. Upon the Compensation Committee’s request, this information is available for any meeting in which the Compensation Committee makes compensation decisions for individual executives.

Stock Ownership Requirements and Hedging Policies

MedImmune does not currently maintain any formal policy regarding stock ownership or the hedging of economic risk related to such stock ownership.

Role of Executive Officers in the Compensation Process

The Chief Executive Officer and Senior Vice President, Human Resources, prepare compensation recommendations for the Named Executive Officers (other than the Chief Executive Officer) and for the other executive officers of the Company and present these recommendations to the Compensation Committee. The compensation package for each of the Chief Executive Officer and the Chairman is determined by the Compensation Committee and approved by the independent members of the Board of Directors.

Policy with Regard to Impact of Financial Restatements on Previously-Awarded Compensation

Currently, the Company does not have a policy of reclaiming previously-awarded compensation in the event of a financial restatement.

Compensation Tables and Additional Information

Summary Compensation Table

The following table summarizes the total compensation received by David M. Mott, our principal executive officer, Lota S. Zoth, our principal financial officer and our three other most highly compensated executive officers (collectively, the “Named Executive Officers”) in 2006:

							Change in
							Pension
							Value &
						Non-Equity	Nonqualified
						Incentive	Deferred
				Stock	Option	Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)(1)	($)(2)	($)	($)(3)	($)(4)	($)	($)(5)	($)

David M. Mott,	2006	$1,041,667	$—	$—	$4,552,979	$650,000	$—	$5,500	$6,250,146
Chief Executive Officer, President & Vice Chairman
Lota S. Zoth,	2006	$344,167	$—	$—	$478,627	$140,000	$—	$5,500	$968,294
Senior Vice President & Chief Financial Officer
Wayne T. Hockmeyer, Ph.D.,	2006	$570,833	$—	$—	$1,295,944	$340,000	$—	$5,500	$2,217,277
Chairman; President, MedImmune Ventures, Inc.
James F. Young, Ph.D.,	2006	$595,833	$—	$—	$1,391,931	$400,000	$—	$5,500	$2,393,264
President, Research and Development
Edward M. Connor, M.D.,	2006	$433,333	$—	$—	$758,333	$250,000	$—	$5,500	$1,461,166
Executive Vice President and Chief Medical Officer

NOTES:

(1)	The base salary earned by each executive during fiscal year 2006.

(2)	Amounts reportable in this column include any cash award that is based on satisfaction of a performance target that is not pre-established and communicated, or the outcome of which is not substantially uncertain. MedImmune did not award any such bonuses in fiscal year 2006.

(3)	The FAS 123R expense recorded for each executive in 2006, including a portion of the FAS 123R expense arising from 2006 grants and any expense recorded in 2006 for prior year’s grants.

(4)	The value of all non-equity incentive plan awards earned during the 2006 fiscal year, which includes awards earned under our performance-based annual incentive plan.

(5)	Information reported in this column relates to company contributions to the qualified defined contribution retirement plan for each Named Executive Officer (i.e., the 401(k) plan). The Company does not provide additional perquisites or supplemental benefits, except in cases of newly hired or transferred executives, in which case the Company provides reasonable relocation assistance payments. None of the Named Executive Officers were provided such relocation assistance in 2006.

Grants of Plan-Based Awards

The following table provides information regarding incentive awards and other stock-based awards granted during 2006 to the Named Executive Officers. The compensation cost from 2006 of these awards is also reflected in the Summary Compensation Table:

A	B	C	D	E	F	G	H	I	J	K	L
		Estimated Future Payouts			Estimated Future Payouts
		Under Non-Equity Incentive			Under Equity Incentive
		Plan Awards(1)			Plan Awards				All Other		Grant Date
								All Other	Option Awards:	Exercise	Fair Value
								Stock Awards:	Number of	or Base	of Stock
								Number of	Securities	Price of	and
								Shares	Underlying	Option	Option
Name &	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	of Stock	Options	Awards	Awards
Principal Position	Date	($)	($)	($)	($)	($)	($)	or Units (#)	(#)(2)	($/Sh)(2)	($)(3)

David M. Mott,		$525,000	$1,050,000	$2,100,000
Chief Executive Officer, President & Vice Chairman
	23-Feb-06								500,000	$36.78	$6,260,000
Lota S. Zoth,		$98,000	$140,000	$210,000
Senior Vice President & Chief Financial Officer
	23-Feb-06								65,000	$36.78	$813,800
Wayne T. Hockmeyer, Ph.D.,		$241,500	$345,000	$517,500
Chairman; President, MedImmune Ventures, Inc.
	23-Feb-06								160,000	$36.78	$2,003,200
James F. Young, Ph.D.,		$336,000	$480,000	$720,000
President, Research and Development
	23-Feb-06								170,000	$36.78	$2,128,400
Edward M. Connor, M.D.,		$184,800	$264,000	$396,000
Executive Vice President and Chief Medical Officer
	23-Feb-06								100,000	$36.78	$1,252,000

NOTES:

(1)	Each Named Executive Officer participates in one non-equity incentive plan: our performance-based annual incentive plan. In Columns C, D, and E of the above table, the first row of data for each executive shows the threshold, target and maximum award under the annual incentive plan. For the Chief Executive Officer, the threshold is equal to 50% of the target award, and the maximum award is equal to 200% of the target award. For the other Named Executive Officers, the threshold is equal to 70% of the target award, and the maximum award is equal to 150% of the target award. The extent to which awards are payable depends upon MedImmune’s performance against strategic and financial goals established at the beginning of the fiscal year. Awards were payable following completion of fiscal year 2006.

(2)	Each Named Executive Officer receives stock option grants under our long-term incentive plan. The number of stock options granted to each executive is shown in column J of the above table. Column K indicates the exercise price at which each stock option award was granted. MedImmune sets the stock option exercise price equal to the closing price of our common stock on the day prior to the grant date. Stock options become exercisable in equal quarterly installments over a four-year period following the date of grant.

(3)	The fair value of stock options that were granted to each Named Executive Officer in 2006 was estimated by using a binomial lattice-based valuation model with the following assumptions: dividend yield of 0%, volatility equal to 31%, interest rate equal to 4.6% and an expected option life as derived from the binomial model of 4.6 years.

Outstanding Equity Awards at Fiscal Year-End

The following table provides additional information regarding stock option awards that were held as of December 31, 2006 by the Named Executive Officers, including awards granted prior to 2006. Any awards described below that were granted in 2006 are also reflected in the Grants of Plan-Based Awards table:

	Option Awards						Stock Awards
										Equity
									Equity	Incentive
									Incentive	Plan
								Market	Plan	Awards:
								Value	Awards:	Market
								of	Number	or Payout
				Equity			Number	Shares	of	Value of
				Incentive			of	or	Unearned	Unearned
				Plan			Shares	Units	Shares,	Shares,
				Awards:			or Units	of	Units or	Units or
	Number of	Number of		Number of			of Stock	Stock	Other	Other
	Securities	Securities		Securities			That	That	Rights	Rights
	Underlying	Underlying		Underlying	Option	Option	Have	Have	That	That
Name &	Unexercised	Unexercised		Unexercised	Exercise	Expiration	Not	Not	Have	Have Not
Principal	Options (#)	Options (#)		Unearned	Price	Date(day/	Vested	Vested	Not Vested	Vested
Position	Excercisable	Unexercisable		Options (#)	($)	mo/year)	(#)	($)	(#)	($)

David M. Mott,	286,482				$7.3957	29-Jan-08
Chief Executive	450,000				$18.9063	24-Feb-09
Officer, President &	600,000				$60.4167	17-Feb-10
Vice Chairman	50,000				$69.5625	17-Aug-10
	750,000				$38.6880	15-Feb-11
	750,000				$41.4100	21-Feb-12
	703,125	46,875	(1)		$29.3400	20-Feb-13
	515,625	234,375	(2)		$23.4500	04-Mar-14
	262,500	337,500	(3)		$24.1700	15-Feb-15
	93,750	406,250	(4)		$36.7800	22-Feb-16

Lota S. Zoth,	35,000				$27.5300	05-Aug-12
Senior Vice	14,062	938	(5)		$29.3400	20-Feb-13
President &	27,500	12,500	(6)		$23.4500	04-Mar-14
Chief Financial	12,500	7,500	(7)		$23.5400	19-Apr-14
Officer	32,812	42,188	(8)		$24.1700	15-Feb-15
	12,187	52,813	(9)		$36.7800	22-Feb-16

Wayne T. Hockmeyer,	180,000				$7.3957	29-Jan-08
Ph.D., Chairman;	360,000				$18.9063	24-Feb-09
President,	675,000				$60.4167	17-Feb-10
MedImmune	250,000				$29.4000	23-May-12
Ventures, Inc.	117,187	7,813	(10)		$29.3400	20-Feb-13
	137,500	62,500	(11)		$23.4500	04-Mar-14
	76,562	98,438	(12)		$24.1700	15-Feb-15
	30,000	130,000	(13)		$36.7800	22-Feb-16

James F. Young,	211,482				$7.3957	29-Jan-08
Ph.D., President,	197,211				$18.9063	24-Feb-09
Research and	375,000				$60.4167	17-Feb-10
Development	40,000				$65.7500	16-Nov-10
	250,000				$38.6880	15-Feb-11
	250,000				$41.4100	21-Feb-12
	234,375	15,625	(14)		$29.3400	20-Feb-13
	137,500	62,500	(15)		$23.4500	04-Mar-14
	76,562	98,438	(16)		$24.1700	15-Feb-15
	31,875	138,125	(17)		$36.7800	22-Feb-16

	Option Awards						Stock Awards
										Equity
									Equity	Incentive
									Incentive	Plan
								Market	Plan	Awards:
								Value	Awards:	Market
								of	Number	or Payout
				Equity			Number	Shares	of	Value of
				Incentive			of	or	Unearned	Unearned
				Plan			Shares	Units	Shares,	Shares,
				Awards:			or Units	of	Units or	Units or
	Number of	Number of		Number of			of Stock	Stock	Other	Other
	Securities	Securities		Securities			That	That	Rights	Rights
	Underlying	Underlying		Underlying	Option	Option	Have	Have	That	That
Name &	Unexercised	Unexercised		Unexercised	Exercise	Expiration	Not	Not	Have	Have Not
Principal	Options (#)	Options (#)		Unearned	Price	Date(day/	Vested	Vested	Not Vested	Vested
Position	Excercisable	Unexercisable		Options (#)	($)	mo/year)	(#)	($)	(#)	($)

Edward M. Connor,	60,000	0			$8.2917	25-Feb-08
M.D., Executive	45,000	0			$18.9063	24-Feb-09
Vice President and	45,000	0			$60.1467	17-Feb-10
Chief Medical	40,000	0			$38.6880	15-Feb-11
Officer	10,000	0			$36.9200	11-May-11
	75,000	0			$41.4100	21-Feb-12
	15,000	0			$25.4000	19-Jul-12
	84,375	5,625	(18)		$29.3400	20-Feb-13
	51,562	23,438	(19)		$23.4500	04-Mar-14
	14,062	10,938	(20)		$23.1300	24-Aug-14
	43,750	56,250	(21)		$24.1700	15-Feb-15
	18,750	81,250	(22)		$36.7800	22-Feb-16

NOTES:

(1)	Mr. Mott was granted 750,000 options on February 20, 2003, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 46,875 options were unexercisable. The remaining 46,875 unexercisable options became exercisable on February 20, 2007.

(2)	Mr. Mott was granted 750,000 options on March 4, 2004, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 234,375 options were unexercisable. The remaining 234,375 unexercisable options become exercisable in equal quarterly installments of 46,875 options, and the grant will be fully exercisable as of March 4, 2008.

(3)	Mr. Mott was granted 600,000 options on February 16, 2005, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 337,500 options were unexercisable. The remaining 337,500 unexercisable options become exercisable in equal quarterly installments of 37,500 options, and the grant will be fully exercisable as of February 16, 2009.

(4)	Mr. Mott was granted 500,000 options on February 23, 2006, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 406,250 options were unexercisable. The remaining 406,250 unexercisable options become exercisable in equal quarterly installments of 31,250 options, and the grant will be fully exercisable as of February 23, 2010.

(5)	Ms. Zoth was granted 15,000 options on February 20, 2003, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 938 options were unexercisable. The remaining 938 unexercisable options became exercisable on February 20, 2007.

(6)	Ms. Zoth was granted 40,000 options on March 4, 2004, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 12,500 options were unexercisable. The remaining 12,500 unexercisable options become exercisable in equal quarterly installments of 2,500 options, and the grant will be fully exercisable as of March 4, 2008.

(7)	Ms. Zoth was granted 20,000 options on April 19, 2004, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 7,500 options were unexercisable. The remaining 7,500 unexercisable options become exercisable in equal quarterly installments of 1,250 options, and the grant will be fully exercisable as of April 19, 2008.

(8)	Ms. Zoth was granted 75,000 options on February 16, 2005, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 42,188 options were unexercisable. The remaining 42,188 unexercisable options become exercisable in equal quarterly installments of 4,687 or 4,688 options, and the grant will be fully exercisable as of February 16, 2009.

(9)	Ms. Zoth was granted 65,000 options on February 23, 2006, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 52,813 options were unexercisable. The remaining 52,813 unexercisable options become exercisable in equal quarterly installments of 4,062 or 4,063 options, and the grant will be fully exercisable as of February 23, 2010.

(10)	Dr. Hockmeyer was granted 125,000 options on February 20, 2003, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 7,813 options were unexercisable. The remaining 7,813 unexercisable options became exercisable on February 20, 2007.

(11)	Dr. Hockmeyer was granted 200,000 options on March 4, 2004, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 62,500 options were unexercisable. The remaining 62,500 unexercisable options become exercisable in equal quarterly installments of 12,500 options, and the grant will be fully exercisable as of March 4, 2008.

(12)	Dr. Hockmeyer was granted 175,000 options on February 16, 2005, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 98,438 options were unexercisable. The remaining 98,438 unexercisable options become exercisable in equal quarterly installments of 10,937 or 10,938 options, and the grant will be fully exercisable as of February 16, 2009.

(13)	Dr. Hockmeyer was granted 160,000 options on February 23, 2006, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 130,000 options were unexercisable. The remaining 130,000 unexercisable options become exercisable in equal quarterly installments of 10,000 options, and the grant will be fully exercisable as of February 23, 2010.

(14)	Dr. Young was granted 250,000 options on February 20, 2003, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 15,625 options were unexercisable. The remaining 15,625 unexercisable options became exercisable on February 20, 2007.

(15)	Dr. Young was granted 200,000 options on March 4, 2004, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 62,500 options were unexercisable. The remaining 62,500 unexercisable options become exercisable in equal quarterly installments of 12,500 options, and the grant will be fully exercisable as of March 4, 2008.

(16)	Dr. Young was granted 175,000 options on February 16, 2005, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 98,438 options were unexercisable. The remaining 98,438 unexercisable options become exercisable in equal quarterly installments of 10,937 or 10,938 options, and the grant will be fully exercisable as of February 16, 2009.

(17)	Dr. Young was granted 170,000 options on February 23, 2006, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 138,125 options were unexercisable. The remaining 138,125 unexercisable options become exercisable in equal quarterly installments of 10,625 options, and the grant will be fully exercisable as of February 23, 2010.

(18)	Dr. Connor was granted 90,000 options on February 20, 2003, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 5,625 options were unexercisable. The remaining 5,625 unexercisable options became exercisable on February 20, 2007.

(19)	Dr. Connor was granted 75,000 options on March 4, 2004, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 23,438 options were unexercisable. The remaining 23,438 unexercisable options become exercisable in equal quarterly installments of 4,687 or 4,688 options, and the grant will be fully exercisable as of March 4, 2008.

(20)	Dr. Connor was granted 25,000 options on August 25, 2004, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 10,938 options were unexercisable. The remaining 10,938 unexercisable options become exercisable in equal quarterly installments of 1,562 or 1,563 options, and the grant will be fully exercisable as of August 25, 2008.

(21)	Dr. Connor was granted 100,000 options on February 16, 2005, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 56,250 options were unexercisable. The remaining 56,250 unexercisable options become exercisable in equal quarterly installments of 6,250 options, and the grant will be fully exercisable as of February 16, 2009.

(22)	Dr. Connor was granted 100,000 options on February 23, 2006, which become exercisable in equal quarterly installments over four years. As of December 31, 2006, 81,250 options were unexercisable. The remaining 81,250 unexercisable options become exercisable in equal quarterly installments of 6,250 options, and the grant will be fully exercisable as of February 23, 2010.

Pursuant to the Merger Agreement, all unexercised options to purchase MedImmune Common Stock granted under any stock option plan of the Company that are outstanding immediately prior to the consummation of the Merger, whether vested or unvested, will vest in full and be cancelled promptly after the consummation of the Merger. In exchange for such cancellation, option holders will receive, with respect to each stock option, a cash payment (less any applicable withholding taxes and without interest) equal to the product of (i) the number of shares subject to such option and (ii) the excess of the merger consideration over the applicable exercise price per share of such option.

Option Exercises and Stock Vested

The following table provides additional information regarding the amounts received during 2006 by the Named Executive Officers upon exercise, vesting, or transfer of stock options:

Option Awards
	Number of		Stock Awards
	Shares	Value	Number of	Value
	Acquired on	Realized on	Shares	Realized on
	Exercise	Exercise	Acquired On	Vesting
Name and Principal Position	(#)(1)	($)(2)	Vesting (#)	($)

David M. Mott,	125,466	$3,864,733
Chief Executive Officer, President & Vice Chairman
Lota S. Zoth,	—	$—
Senior Vice President & Chief Financial Officer
Wayne T. Hockmeyer, Ph.D.,	—	$—
Chairman; President, MedImmune Ventures, Inc.
James F. Young, Ph.D.,	12,966	$386,334
President, Research and Development
Edward M. Connor, M.D.,	24,000	$780,720
Executive Vice President and Chief Medical Officer

NOTES:

(1)	Represents the number of shares acquired upon the exercise of stock options in 2006.

(2)	Represents the value realized upon the exercise of stock options in 2006 based on the difference between the common stock price on the date the shares were acquired less the exercise price.

Pension Benefits

MedImmune does not have any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

MedImmune does not have any non-qualified defined contribution plans or other deferred compensation plans.

Potential Payments upon Termination or Change-in-Control

The Company has entered into certain agreements that may require us to make certain payments and/or provide certain benefits to the Named Executive Officers in the event of a termination of employment or a change-in-control. The following series of tables summarize the potential payments to each Named Executive Officer assuming that the triggering event occurred on December 31, 2006. As described in the Schedule 14D-9, in exchange for the agreement of each executive to terminate his or her employment agreement upon completion of the Merger, the MedImmune will pay to the executives holding such employment agreements an amount equal to the amount that would be payable under such agreements in the case of a termination for “good reason” following a “change in control” (as such terms are defined in such agreements). Therefore, in the event that the Merger is consummated, the information set forth below will not represent the Company’s obligations with respect to the Named Executive Officers. The amounts payable to the Named Executive Officers pursuant to the settlement of their employment agreements is described under Item 3 of the Schedule 14D-9.

David M. Mott, Chief Executive Officer, President & Vice Chairman

	Voluntary	For Cause	Without	Change-in-
Name	(1)	(1)	Cause(2)	Control(3)

Cash Severance	$—	$—	$4,700,000	$6,554,438
Equity
Unexercisable Options	$—	$—	$—	$5,000,156
Total	$—	$—	$—	$5,000,156
Retirement Benefits
Defined Contribution Plan	$—	$—	$—	$—
Total	$—	$—	$—	$—
Unvested Deferred Compensation	$—	$—	$—	$—
Other Benefits
Health & Welfare	$—	$—	$20,000	$30,000
Administrative Support	$—	$—	$—	$—
Tax Gross-Ups	$—	$—	$—	$4,070,616
Total	$—	$—	$20,000	$4,100,616
Total	$—	$—	$4,720,000	$15,655,210

Lota S. Zoth, Senior Vice President & Chief Financial Officer

	Voluntary	For Cause	Without	Change-in-
Name	(1)	(1)	Cause(2)	Control(3)

Cash Severance	$—	$—	$525,000	$999,667
Equity
Unexercisable Options	$—	$—	$—	$526,509
Total	$—	$—	$—	$526,509
Retirement Benefits
Defined Contribution Plan	$—	$—	$—	$—
Total	$—	$—	$—	$—
Unvested Deferred Compensation	$—	$—	$—	$—
Other Benefits
Health & Welfare	$—	$—	$10,000	$20,000
Administrative Support	$—	$—	$—	$—
Tax Gross Ups	$—	$—	$—	$547,535
Total	$—	$—	$10,000	$567,535
Total	$—	$—	$535,000	$2,093,711

Wayne T. Hockmeyer, Ph.D., Chairman; President, MedImmune Ventures, Inc.

	Voluntary	For Cause	Without	Change-in-
Name	(1)	(1)	Cause(2)	Control(3)

Cash Severance	$—	$—	$1,750,000	$2,440,482
Equity
Unexercisable Options	$—	$—	$—	$1,388,365
Total	$—	$—	$—	$1,388,365
Retirement Benefits
Defined Contribution Plan	$—	$—	$—	$—
Total	$—	$—	$—	$—
Unvested Deferred Compensation	$—	$—	$—	$—
Other Benefits
Health & Welfare	$169,313	$169,313	$169,313	$169,313
Administrative Support	$183,519	$—	$183,519	$183,519
Tax Gross Ups	$—	$—	$—	$1,350,172
Total	$352,832	$169,313	$352,832	$1,703,004
Total	$352,832	$169,313	$2,102,832	$5,531,851

James F. Young, Ph.D., President, Research and Development

	Voluntary	For Cause	Without	Change-in-
Name	(1)	(1)	Cause(2)	Control(3)

Cash Severance	$—	$—	$2,160,000	$3,012,252
Equity
Unexercisable Options	$—	$—	$—	$1,412,035
Total	$—	$—	$—	$1,412,035
Retirement Benefits
Defined Contribution Plan	$—	$—	$—	$—
Total	$—	$—	$—	$—
Unvested Deferred Compensation	$—	$—	$—	$—
Other Benefits
Health & Welfare	$—	$—	$20,000	$30,000
Administrative Support	$—	$—	$—	$—
Tax Gross Ups	$—	$—	$—	$1,588,918
Total	$—	$—	$20,000	$1,618,918
Total	$—	$—	$2,180,000	$6,043,205

Edward M. Connor, M.D., Executive Vice President and Chief Medical Officer

	Voluntary	For Cause	Without	Change-in-
Name	(1)	(1)	Cause(2)	Control(3)

Cash Severance	$—	$—	$715,000	$1,361,452
Equity
Unexercisable Options	$—	$—	$—	$788,428
Total	$—	$—	$—	$788,428
Retirement Benefits
Defined Contribution Plan	$—	$—	$—	$—
Total	$—	$—	$—	$—
Unvested Deferred Compensation	$—	$—	$—	$—
Other Benefits
Health & Welfare	$—	$—	$10,000	$20,000
Administrative Support	$—	$—	$—	$—
Tax Gross Ups	$—	$—	$—	$—
Total	$—	$—	$10,000	$20,000
Total	$—	$—	$725,000	$2,169,880

NOTES:

(1)	Under voluntary termination or in the case of termination for cause, all executives do not receive cash severance or any other payments or benefits contingent on the termination (but may be entitled to any earned base salary and/or accrued and unpaid compensation or benefits up to the date of termination). As our Founder, Dr. Hockmeyer is entitled to lifetime continuation of medical benefits, eligibility for which is not affected by termination under any scenario. Additionally, Dr. Hockmeyer is entitled to administrative support services for a two year period following a voluntary termination. The values of these benefits are reflected in the termination payment tables.

(2)	Upon a termination without cause, Mr. Mott and Dr. Young would be entitled to the following payments and benefits: base salary and accrued/unpaid compensation or benefits through date of termination; semi-monthly severance payments totaling two times salary plus two times the greater of the most recent performance-based incentive award paid or the average of the last three awards paid; and continued medical benefits for two years (which applies to the plan in which the executive was participating on the date of termination, if any). Upon a termination without cause, Dr. Hockmeyer would be entitled to the following payments and benefits: base salary and accrued/unpaid compensation or benefits through date of termination; semi-monthly severance payments totaling two times salary plus two times the greater of the most recent performance-based incentive award paid or $300,000; administrative support services for two years following termination; and lifetime medical benefits. Upon a termination without cause, Ms. Zoth and Dr. Connor would be entitled to the following payments and benefits: base salary and accrued/unpaid compensation or benefits through date of termination; semi-monthly severance payments totaling one times salary plus one times the greater of the most recent performance-based incentive award paid or the average of the last three awards paid; and continued medical benefits for one year (which applies to the plan in which the executive was participating on the date of termination, if any).

(3)	Upon a termination following a change-in-control, Mr. Mott and Dr. Young would be entitled to the following payments and benefits: base salary and accrued/unpaid compensation or benefits through date of termination; present value lump sum severance amount equal to three times salary plus three times the greater of the most recent performance-based incentive award paid or the average of the last three awards paid; all outstanding unexercisable options will become exercisable immediately upon the change-in-control; and continued medical benefits for three years (which applies to the plan in which the executive was participating on the date of termination, if any). If payments and benefits received by the executive are subject to excise tax imposed by Section 4999 of the Internal Revenue Code, the executive would be entitled to an additional “gross-up”

payment such that the executive would retain the same amount, net of all taxes including excise taxes and income taxes imposed on the “gross-up” payment, that would have been retained had the excise tax not been triggered.

Upon a termination following a change-in-control, Dr. Hockmeyer would be entitled to the following payments and benefits: base salary and accrued/unpaid compensation or benefits through date of termination; present value lump sum severance amount equal to three times salary plus three times the greater of the most recent performance-based incentive award paid or $300,000; all outstanding unexercisable options will become exercisable immediately upon the change-in-control; continued medical benefits for life (which applies to the plan in which he was participating on the date of termination, if any). If payments and benefits received by the executive are subject to excise tax imposed by Section 4999 of the Internal Revenue Code, Dr. Hockmeyer would be entitled to an additional “gross-up” payment such that he would retain the same amount, net of all taxes including excise taxes and income taxes imposed on the “gross-up” payment, that would have been retained had the excise tax not been triggered.

Upon a termination following a change-in-control, Ms. Zoth and Dr. Connor would be entitled to the following payments and benefits: base salary and accrued/unpaid compensation or benefits through date of termination; present value lump sum severance amount equal to two times salary plus two times the greater of the most recent performance-based incentive award paid or the average of the last three awards paid; all outstanding unexercisable options will become exercisable immediately upon termination following a change-in-control; continued medical benefits for two years (which applies to the plan in which he was participating on the date of termination, if any). If payments and benefits received by the executive are subject to excise tax imposed by Section 4999 of the Internal Revenue Code, the executive would be entitled to an additional “gross-up” payment such that the executive would retain the same amount, net of all taxes including excise taxes and income taxes imposed on the “gross-up” payment, that would have been retained had the excise tax not been triggered.

Shareholder Communications With Directors

As part of its corporate governance oversight, the Governance Committee has established a mechanism by which stockholders may communicate with the Board. Stockholders may do so by writing to: Board of Directors, c/o the Corporate Secretary, MedImmune, Inc., One MedImmune Way, Gaithersburg, Maryland 20878.

Director Compensation

The following table sets forth information regarding the aggregate compensation the Company paid to the non-executive members of our Company Board during the fiscal year ended December 31, 2006:

					Change in
					Pension
					Value &
	Fees				Nonqualified
	Earned			Non-Equity	Deferred
	or Paid	Stock	Option	Incentive Plan	Compensation	All Other
	in Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)(1)	($)	($)(2)(3)	($)	($)	($)	($)

David Baltimore, Ph.D.	$36,500	$—	$276,988	$—	$—	$—	$313,488
M. James Barrett, Ph.D.	$45,000	$—	$284,812	$—	$—	$—	$329,812
James H. Cavanaugh, Ph.D.	$37,500	$—	$284,812	$—	$—	$—	$322,312
Barbara Hackman Franklin	$61,000	$—	$284,812	$—	$—	$—	$345,812
Gordon S. Macklin*	$44,500	$—	$284,812	$—	$—	$—	$329,312
George M. Milne, Jr., Ph.D.	$39,500	$—	$235,191	$—	$—	$—	$274,691
Elizabeth H. S. Wyatt	$42,000	$—	$290,861	$—	$—	$—	$332,861

NOTES:

*	Mr. Macklin died on January 30, 2007.

(1)	Each outside director receives a $30,000 annual cash retainer, as well as a $2,500 fee for each Company Board meeting attended. In addition, the chairperson of the Audit Committee receives a $12,500 retainer per year and the respective chairpersons of the other committees of the Company Board receive a $2,500 retainer each per year. Outside directors also receive a $1,000 per meeting fee for attending committee meetings of which the director is a member.

(2)	New outside directors receive options for 30,000 shares at the commencement of their service on the Company Board. Continuing outside directors receive options for 25,000 shares annually (generally granted on or near June 30th of each year). All of the outside Directors on this table joined the Board prior to the 2006 calendar year. As of December 31, 2006, the outside Directors had outstanding stock options in the following amounts: Dr. Baltimore: 115,000 of which 45,000 were exercisable as of December 31, 2006; Dr. Barrett: 235,000 of which 135,000 were exercisable as of December 31, 2006; Dr. Cavanaugh: 205,000 of which 135,000 were exercisable as of December 31, 2006; Ms. Franklin: 235,000 of which 165,000 were exercisable as of December 31, 2006; Mr. Macklin: 295,000 of which 225,000 were exercisable as of December 31, 2006; Dr. Milne: 85,000 of which 15,000 were exercisable as of December 31, 2006; and Ms. Wyatt: 175,000 of which 105,000 were exercisable as of December 31, 2006. The fair value of stock options that were granted to each director in 2006 was estimated by using a binomial lattice-based valuation model with the following assumptions: dividend yield of 0%, volatility equal to 31%, interest rate equal to 5.1% and an expected option life as derived from the binomial model of 5.4 years.

(3)	The FAS 123R expense recorded for each director in 2006, excluding a portion of the FAS 123R expense arising from 2006 grants and any expense recorded in 2006 for prior years grants.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

MedImmune entered into an employment agreement with each of Mr. Mott, Ms. Zoth, Dr. Young and Dr. Connor in December 2005, and with Dr. Hockmeyer in March 2006, that supersede the former agreements with these executive officers. The terms of the employment agreement are for a period of three years in the case of Mr. Mott, Dr. Hockmeyer and Dr. Young and two years in the case of Ms. Zoth and Dr. Connor. Each employment agreement renews automatically for additional one-year terms unless either party provides notice of intent not to renew.

If the executive is terminated within 36 months, in the case of Mr. Mott, Dr. Hockmeyer and Dr. Young, or 24 months, in the case of Ms. Zoth and Dr. Connor, following a change-in-control of MedImmune, he or she will be entitled to receive (1) a severance payment equal to the sum of his or her semi-monthly base salary and the pro-rata performance-based incentive award amount multiplied by 72, in the case of Mr. Mott, Dr. Young and Dr. Hockmeyer, or 48 in the case of Ms. Zoth and Dr. Connor, discounted, in each case, to the present value and (2) continuation of medical benefits coverage following the date of termination for 36 months, in the case of Mr. Mott and Dr. Young, or 24 months, in the case of Ms. Zoth and Dr. Connor. As the Founder of MedImmune, Dr. Hockmeyer is entitled to lifetime medical coverage that would continue upon a change-in-control of MedImmune. In addition, upon a change-in-control of MedImmune, all unvested stock options then held by Mr. Mott, Dr. Hockmeyer and Dr. Young will become immediately exercisable and in the event of a termination of employment within 24 months following a change-in-control of MedImmune, all unvested stock options then held by Ms. Zoth and Dr. Connor will become immediately exercisable.

In the event that any payment under the employment agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the executive will be entitled to receive additional gross-up payments in an amount such that after payment by the executive of all federal, state and local taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income or excise taxes imposed upon the gross-up payments, the executive retains an amount of the gross-up payments equal to any excise tax imposed upon payments made to the executive.

Each employment agreement provides for a base salary of the executive during the term, with such base salary to be reviewed for a possible increase each year by the Compensation Committee. The current base salaries (last adjusted as of February 15, 2007) for the Named Executive Officers currently employed by MedImmune are $1,092,000 for Mr. Mott, $395,000 for Ms. Zoth, $598,000 for Dr. Hockmeyer, $624,000 for Dr. Young and $458,000 for Dr. Connor. Under the employment agreements, each executive has an opportunity to earn an annual non-equity incentive plan compensation upon pre-determined performance standards of MedImmune, is entitled to participate in such employee benefit and fringe benefit plans or programs as are made available from time to time to our similarly situated executives and is eligible for the grant of stock options, as determined in the sole discretion of the Compensation Committee.

The employment agreements all include certain restrictive covenants for our benefit relating to non-disclosure by the executives of our confidential business information, our right to inventions and intellectual property, nonsolicitation of our employees and customers and noncompetition by the executives with our business. In the event that, subsequent to termination of employment, an employee breaches any of the restrictive covenants or directly or indirectly makes any adverse public statement or disclosure with respect to our business or securities, all payments and benefits to which the employee may otherwise be due under these agreements shall immediately terminate and be forfeited.

The form of employment agreements (or the actual agreement, in the case of Dr. Hockmeyer) have been included in our filings with the Securities and Exchange Commission as referenced by Exhibit (e)(2)(a), Exhibit (e)(2)(b), Exhibit (e)(2)(c) to the Schedule 14D-9 and are incorporated herein by reference.

As described in the Schedule 14D-9, in exchange for the agreement of each executive to terminate his or her employment agreement upon completion of the Merger, the MedImmune will pay to the executives holding such employment agreements an amount equal to the amount that would be payable under such agreements in the case of a termination for “good reason” following a “change in control” (as such terms are defined in such agreements). The amounts payable to the Named Executive Officers pursuant to the settlement of their employment agreements is described under Item 3 of the Schedule 14D-9.

CERTAIN TRANSACTIONS WITH RELATED
PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Certain Relationships and Related Party Transactions

The Board has determined that all members of the Board other than Dr. Hockmeyer and Mr. Mott qualify as “independent directors” under the Marketplace rules of Nasdaq. Accordingly, each Director who serves on the Compensation and Stock Committee, the Audit Committee and the Corporate Governance and Nominating Committee is an independent director under the Nasdaq Marketplace rules. In addition, the Board has determined that each Director who serves on the Audit Committee is “independent” within the meaning of the rules of the SEC.

MedImmune employs two individuals who are deemed to be “related persons” to our directors or executive officers under the rules of the SEC:

•	John T. Hockmeyer, the son of Wayne T. Hockmeyer, Ph.D., has been employed in our sales and marketing group since 1996. John Hockmeyer’s total compensation in 2006, inclusive of salary, performance-based incentive award, fair value of stock options at grant date and employer-paid benefits was approximately $191,785.

•	Richard L. Heddens, the brother-in-law of James F. Young, Ph.D., has been employed as a sales representative of MedImmune since 2000. Mr. Heddens’ total compensation in 2006, inclusive of salary, commissions, fair value of stock options at grant and employer-paid benefits was approximately $133,884.

None of John Hockmeyer or Mr. Heddens are officers of, or perform policy making functions at, the Company. The salary, performance-based incentive award, stock options and commissions received by Messrs. Hockmeyer and Heddens is commensurate with amounts paid to our similarly situated employees. MedImmune offers all similarly situated employees the same employer-paid benefits as these individuals. Dr. Hockmeyer does not review John Hockmeyer’s performance or compensation and Dr. Young does not review Mr. Heddens’ performance or compensation.

MedImmune, through its wholly owned subsidiary, MedImmune Ventures, Inc., invests from time to time in biotechnology or pharmaceutical companies seeking venture capital financing. Three members of our Company Board are partners in unrelated venture capital firms that also invest in biotechnology or pharmaceutical companies and, on occasion, funds managed by these three unrelated venture capital firms have invested in the same companies as MedImmune Ventures. In 2006, MedImmune Ventures made such investments in four new portfolio companies and purchased additional shares in three companies. In total, at the end of fiscal 2006, MedImmune Ventures held minority equity positions in six such portfolio companies in which one or the other of those venture capital firms has also invested. No member of our Company Board received any fee or other compensation from us as a result of these investments.

Review and Approval of Related Party Transactions

The Audit Committee reviews and approves any major related party transactions entered into between the Company and related person, as required under the Securities Exchange Act of 1934. The Company’s practice has always been for the Company’s management to present and seek approval of related party transactions, if any, from the Audit Committee. The Audit Committee reviews any proposed related party transaction to determine if such transaction is on terms and conditions that are comparable to or not less favorable than terms and conditions which would or could have been obtained from unaffiliated third parties. With the exception of those transactions that have been previously approved and disclosed above, since January 1, 2006, no related party transaction that is required to be disclosed under the Securities Exchange Act of 1934 was presented for review and approval by the Audit Committee.

In February 2007, the Company Board adopted a written policy related to the review and approval of all related party transactions that reflects and is consistent with the Company’s past practices. Under the new written policy, any transaction in which the Company was, is or will be a participant and in which any related person, had, has or will have a direct or indirect interest, including any transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934), other than transactions available to all employees generally and without discrimination and transactions involving less than $10,000, when aggregated with all similar transactions, will have to be (i) approved by the Audit Committee in accordance with the guidelines set forth in the policy, (ii) approved by the disinterested and independent members of the Board; or (iii) approved by the Compensation Committee, if the transaction relates to a compensation arrangement with the related person. The Company’s written policy on review and approval of related party transactions is set forth in Part VI of the Corporate Governance Guidelines, a copy of which is posted on the Company’s website at www.medimmune.com.

Director Independence

The Company Board has determined that, except for Dr. Hockmeyer and Mr. Mott, each individual who served as a member of the Company Board in 2006 was an “independent director” within the meaning of the Nasdaq Marketplace Rules. Dr. Hockmeyer and Mr. Mott are not independent because they are employed and serve as executive of the Company or one or more of its subsidiaries.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers to file reports of ownership and changes in ownership of our common stock with the SEC, with a copy delivered to us. Based on our review of the Section 16(a) reports and written representations from the executive officers and directors, the Company believes that our officers and directors complied on a timely basis with reporting requirements applicable to them for transactions in 2006, except for Forms 4 filed on July 6, 7 and 10, 2006, relating to the issuance of stock options on June 30, 2006 for each of the non-executive directors, namely Ms. Franklin, Mr. Milne, Ms. Wyatt, Dr. Barrett, Mr. Macklin, Dr. Cavanaugh and Dr. Baltimore.

ANNEX II

Opinion of Goldman, Sachs & Co.

PERSONAL AND CONFIDENTIAL

April 22, 2007

Board of Directors
MedImmune, Inc.
One MedImmune Way
Gaithersburg, MD 20878

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of MedImmune, Inc. (the “Company”) of the $58.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of April 22, 2007 (the “Agreement”), among AstraZeneca PLC (“AstraZeneca”), AstraZeneca Biopharmaceuticals Inc., an indirect wholly owned subsidiary of AstraZeneca (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $58.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share other than Shares already owned by Acquisition Sub will be converted into the right to receive $58.00 in cash.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transactions contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as co-manager with respect to an offering of the Company’s 1.375% convertible senior notes due 2011 (aggregate principal amount $575,000,000) and the Company’s 1.625% convertible senior notes due 2013 (aggregate principal amount $575,000,000) in June 2006 and acting as a participant in the Company’s three-year revolving credit facility (aggregate principal amount $600,000,000) initiated in April 2006. We have provided certain investment banking services to AstraZeneca from time to time, including having acted as joint lead manager with respect to the offering of AstraZeneca’s 5.40% Global Notes due June 2014 (aggregate principal amount $750,000,000) in May 2004; having acted as AstraZeneca’s financial advisor in connection with the dissolution of the Syngenta AG joint venture in September 2004; having acted as AstraZeneca’s financial advisor in connection with its purchase of KuDOS Pharmaceuticals in December 2005; having acted as AstraZeneca’s financial advisor in connection with the purchase of Cambridge Antibody in May 2006; and acting as AstraZeneca’s Corporate Broker since September 2005. We also may provide investment banking services to the Company, AstraZeneca and their

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respective affiliates in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, AstraZeneca and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and AstraZeneca for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2006; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $58.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/  Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

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ANNEX III

Text of Section 262 of the Delaware General Corporation Law
Title 8, Corporations; Chapter 1, General Corporation Law;
Subchapter IX. Merger Consolidation or Conversion

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title will be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights will be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section will be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights will be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section will be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights will be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section will be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, will apply as nearly as is practicable.

(d) Appraisal rights will be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, will notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and will include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares will deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation will not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation will notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, will, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation will send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation will send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given will, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that will be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date will be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date will be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock

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of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, will be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement will be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof will be made upon the surviving or resulting corporation, which will within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition will be filed by the surviving or resulting corporation, the petition will be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice will also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication will be approved by the Court, and the costs thereof will be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court will determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court will take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court will direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation,

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reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section will be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal will be filed within the time provided in subsection (e) of this section, or if such stockholder will deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal will cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation will have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

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